Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___May___ 2006
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




                         This Form 6-K consists of the following:

                                 First Quarter Results
                                   dated May 3, 2006

                            CONSOLIDATED FINANCIAL STATEMENTS
                                           and
                           MANAGEMENT'S DISUSSION AND ANALYSIS


_______________________________________________________________________________

                                  TELUS CORPORATION

                            CONSOLIDATED FINANCIAL STATEMENTS

                                     (UNAUDITED)

                                   MARCH 31, 2006
_______________________________________________________________________________


-------------------------------------------------------------------------------------------------------------------------------
consolidated statements of income
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                        Three months
Periods ended March 31 (millions except per share amounts)                                         2006               2005
--------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                                                                            $    2,080.5       $    1,974.7
--------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
   Operations                                                                                      1,201.1            1,109.1
   Restructuring and workforce reduction costs (Note 4)                                               16.7                9.4
   Depreciation                                                                                      339.2              329.9
   Amortization of intangible assets                                                                  63.9               72.3
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1,620.9             1,520.7
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                                     459.6              454.0
   Other expense, net                                                                                  4.3                1.5
   Financing costs (Note 5)                                                                          127.0              138.4
--------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST                                              328.3              314.1
   Income taxes (Note 6)                                                                             116.1               70.3
   Non-controlling interests                                                                           2.1                1.6
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME AND COMMON SHARE AND NON-VOTING SHARE INCOME                                       $      210.1       $      242.2
--------------------------------------------------------------------------------------------------------------------------------
INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 7)
     - Basic                                                                                  $       0.60       $       0.67
     - Diluted                                                                                $       0.60       $       0.66
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE                                      $       0.275      $       0.20
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
     - Basic                                                                                         349.3              360.2
     - Diluted                                                                                       352.9              367.9


The accompanying notes are an integral part of these interim consolidated financial statements

--------------------------------------------------------------------------------------------------------------------------------
consolidated statements of retained earnings
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Three months
Periods ended March 31 (millions)                                                                  2006               2005
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                                                                $      849.7       $    1,008.1
Net income                                                                                           210.1              242.2
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1,059.8            1,250.3
Common Share and Non-Voting Share dividends paid, or payable, in cash                                (95.9)             (72.3)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital (Note 13(f))            (138.3)             (89.9)
Adjustment for purchase of share options not in excess of their fair value                             2.1                 --
Adjustment of tax treatment of items charged directly to retained earnings                             1.2                 --
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 13)                                                            $      828.9       $    1,088.1
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these interim consolidated financial statements



                                     TELUS                                   2

-------------------------------------------------------------------------------------------------------------------------------
consolidated balance sheets
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                March 31,         December 31,
As at (millions)                                                                                  2006                2005
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and temporary investments, net                                                        $         --       $        8.6
   Accounts receivable (Notes 9, 15(b))                                                              610.3              610.3
   Income and other taxes receivable                                                                    --              103.7
   Inventories                                                                                       151.0              138.8
   Prepaid expenses and other (Note 15(b))                                                           243.2              154.7
   Current portion of future income taxes                                                             86.9              226.4
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1,091.4            1,242.5
-------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 10)
   Property, plant, equipment and other                                                            7,303.5            7,339.4
   Intangible assets subject to amortization                                                         589.9              637.5
   Intangible assets with indefinite lives                                                         2,965.8            2,964.6
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                  10,859.2           10,941.5
-------------------------------------------------------------------------------------------------------------------------------
Other Assets
   Deferred charges (Note 15(b))                                                                     884.3              850.2
   Investments                                                                                        27.9               31.2
   Goodwill (Note 11)                                                                              3,155.0            3,156.9
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                   4,067.2            4,038.3
-------------------------------------------------------------------------------------------------------------------------------
                                                                                              $   16,017.8       $   16,222.3
-------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Cash and temporary investments, net                                                        $        1.1       $         --
   Accounts payable and accrued liabilities (Note 15(b))                                           1,346.0            1,393.7
   Income and other taxes payable                                                                      8.7                 --
   Restructuring and workforce reduction accounts payable and accrued liabilities (Note 4)            41.5               57.1
   Advance billings and customer deposits (Note 15(b))                                               575.4              571.8
   Current maturities of long-term debt (Note 12)                                                     75.5                5.0
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                   2,048.2            2,027.6
-------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 12)                                                                           4,513.4            4,639.9
-------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 15(b))                                                           1,636.9            1,635.3
-------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes                                                                                  997.3            1,023.9
-------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interests                                                                             27.7               25.6
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 13)                                                                     6,794.3            6,870.0
-------------------------------------------------------------------------------------------------------------------------------
                                                                                              $   16,017.8       $   16,222.3
-------------------------------------------------------------------------------------------------------------------------------

Commitments and Contingent Liabilities (Note 14)

The accompanying notes are an integral part of these interim consolidated financial statements



                                     TELUS                                   3

------------------------------------------------------------------------------------------------------------------------------
consolidated statements of cash flows
------------------------------------------------------------------------------------------------------------------------------

                                                                                                         Three months
Periods ended March 31 (millions)                                                                  2006               2005
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                                    $      210.1       $      242.2
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation and amortization                                                                     403.1              402.2
   Future income taxes                                                                               113.1               91.7
   Share-based compensation                                                                            8.4                3.8
   Net employee defined benefit plans expense                                                         (1.6)               1.5
   Employer contributions to employee defined benefit plan                                           (30.5)             (37.4)
   Restructuring and workforce reduction costs, net of cash payments (Note 4)                        (15.6)             (12.3)
   Amortization of deferred gains on sale-leaseback of buildings, amortization of
     deferred charges and other, net                                                                  15.9               (4.4)
   Net change in non-cash working capital(Note 15(c))                                                (29.8)              41.1
------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                                673.1              728.4
------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Notes 10, 17)                                                                 (320.5)            (273.2)
Acquisition                                                                                             --              (27.5)
Proceeds from the sale of property and other assets                                                    7.4                0.7
Change in non-current materials and supplies, purchase of investments and other                       (3.0)              (6.2)
------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                                                   (316.1)            (306.2)
------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued                                                            33.2               87.9
Dividends to shareholders                                                                            (95.9)                --
Purchase of Common Shares and Non-Voting Shares for cancellation (Note 13(f))                       (231.6)            (158.3)
Long-term debt issued (Note 12)                                                                      180.6                 --
Redemptions and repayment of long-term debt (Note 12)                                               (253.0)              (1.0)
------------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities                                                                   (366.7)             (71.4)
------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and temporary investments, net                                            (9.7)             350.8
Cash and temporary investments, net, beginning of period                                               8.6              896.5
------------------------------------------------------------------------------------------------------------------------------

Cash and temporary investments, net, end of period                                            $       (1.1)      $    1,247.3
------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)                                                                               $      (13.1)      $      (13.1)
------------------------------------------------------------------------------------------------------------------------------
Interest received                                                                             $       22.5       $        6.3
------------------------------------------------------------------------------------------------------------------------------

Income taxes received (paid), net                                                             $       95.7       $       (1.1)
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these interim consolidated financial statements



                                     TELUS                                   4

-------------------------------------------------------------------------------
notes to interim consolidated financial statements
-------------------------------------------------------------------------------


MARCH 31, 2006

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.


Notes to consolidated financial statements                       Description
------------------------------------------------------------------------------------------------------------------------
1. Basis of presentation                                         Summary explanation of basis of presentation of
                                                                 interim consolidated financial statements
------------------------------------------------------------------------------------------------------------------------
2. Accounting policy developments                                Summary review of forthcoming generally accepted
                                                                 accounting principle developments that may affect
                                                                 the Company
------------------------------------------------------------------------------------------------------------------------
3. Financial instruments                                         Summary schedule and review of financial instruments,
                                                                 including fair values thereof
------------------------------------------------------------------------------------------------------------------------
4. Restructuring and workforce reduction costs                   Summary continuity schedules and review of restructuring
                                                                 and workforce reduction costs
------------------------------------------------------------------------------------------------------------------------
5. Financing costs                                               Summary schedule of items comprising financing costs by
                                                                 nature
------------------------------------------------------------------------------------------------------------------------
6. Income taxes                                                  Summary reconciliations of statutory rate income tax
                                                                 expense to provision for income taxes
------------------------------------------------------------------------------------------------------------------------
7. Per share amounts                                             Summary schedules and review of numerators and
                                                                 denominators used in calculating per share amounts
                                                                 and related disclosures
------------------------------------------------------------------------------------------------------------------------
8. Share-based compensation                                      Summary schedules and review of compensation arising
                                                                 from share options, restricted stock units and employee
                                                                 share purchase plan
------------------------------------------------------------------------------------------------------------------------
9. Accounts receivable                                           Summary schedule and review of arm's-length
                                                                 securitization trust transactions and related
                                                                 disclosures
------------------------------------------------------------------------------------------------------------------------
10. Capital assets                                               Summary schedule of items comprising capital assets
------------------------------------------------------------------------------------------------------------------------
11. Goodwill                                                     Summary schedule of goodwill and review of reported
                                                                 fiscal year acquisitions from which goodwill arises
------------------------------------------------------------------------------------------------------------------------
12. Long-term debt                                               Summary schedule of long-term debt and related
                                                                 disclosures
------------------------------------------------------------------------------------------------------------------------
13. Shareholders' equity                                         Summary schedules and review of shareholders' equity
                                                                 and changes therein including share option price
                                                                 stratification and normal course issuer bid summaries
------------------------------------------------------------------------------------------------------------------------
14. Commitments and contingent liabilities                       Summary review of contingent liabilities, labour
                                                                 negotiations, commitments, lease obligations,
                                                                 guarantees, claims and lawsuits
------------------------------------------------------------------------------------------------------------------------
15. Additional financial information                             Summary schedules of items comprising certain
                                                                 primary financial statement line items
------------------------------------------------------------------------------------------------------------------------
16. Employee future benefits                                     Summary and review of employee future benefits and
                                                                 related disclosures
------------------------------------------------------------------------------------------------------------------------
17. Segmented information                                        Summary disclosure of segmented information regularly
                                                                 reported to the Company's chief operating decision
                                                                 maker
------------------------------------------------------------------------------------------------------------------------
18.  Differences between Canadian and United States              Summary schedules and review of differences between
     generally accepted accounting principles                    Canadian and United States generally accepted
                                                                 accounting principles as they apply to the Company
------------------------------------------------------------------------------------------------------------------------


1    interim financial statements

(a)  Basis of presentation

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements follow the same accounting policies and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2005, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.


                                     TELUS                                   5

-------------------------------------------------------------------------------
notes to interim consolidated financial statements
-------------------------------------------------------------------------------

         The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.


2    accounting policy developments

(a)  Earnings per share

Possibly commencing in the Company's 2006 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation and disclosure of earnings per share (CICA Handbook Section
3500) may apply to the Company. These proposed amendments, in the Company's specific instance, may result in the diluted earnings per share denominator being adjusted, using the reverse treasury stock method, for the theoretical issuance of shares from treasury to settle obligations arising from the issuance of restricted stock units that have the possibility of equity settlement; for purposes of the calculation the Company will be required to assume that shares will be necessary to settle the obligation, and that the shares will be issued from Treasury. Restricted stock units are further described in Note 8(c). The restricted stock units issued by the Company that do not have the possibility of equity settlement will not be affected by these proposed amendments. The Company does not expect to be materially affected by the proposed amendments to the recommendations.

(b)  Comprehensive income

Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section
3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. In the Company's specific instance, the transitional rules for these sections require implementation at the beginning of a fiscal year; the Company will not be implementing these recommendations in its 2006 fiscal year. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in Note 18(h), is largely aligned with comprehensive income as prescribed by Canadian GAAP. In the Company's specific instance, however, there is a difference in other comprehensive income in that U.S. GAAP currently includes the concept of minimum pension liabilities and Canadian GAAP does not.

(c)  Business combinations

Commencing with the Company's 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date of January 1, 2007, or later. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2007. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

(d)  Convergence with International Reporting Standards

In early 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. During 2006, the Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. As this convergence initiative is very much in its infancy as of the date of these interim consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on the Company.

3    financial instruments

During the first quarter of 2006, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship. Restricted stock units are further described in Note 8(c).

         As at March 31, 2006, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S.$28 million of fiscal 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Wireless segment.


                                     TELUS                                   6

-------------------------------------------------------------------------------
notes to interim consolidated financial statements
-------------------------------------------------------------------------------

         In contemplation of the planned refinancing of the debt maturing June 1, 2007, as set out in Note 12, the Company has entered into forward starting interest rate swap agreements, as at March 31, 2006, that have the effect of fixing the underlying interest rate on up to $300 million of replacement debt. Hedge accounting has been applied to these forward starting interest rate swap agreements.

         Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.

         The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.


As at                                                           March 31, 2006                        December 31, 2005
--------------------------------------------------------------------------------------------------------------------------------
                                      Hedging item
                                        maximum           Carrying                              Carrying
(millions)                           maturity date         amount           Fair value           amount            Fair value
--------------------------------------------------------------------------------------------------------------------------------

Assets

  Derivatives(1)(2) used to
    manage changes in
    compensation costs
    arising from restricted
    stock units (Note 8(c))         November 2008       $     12.5       $     17.6          $     12.2          $     19.5
--------------------------------------------------------------------------------------------------------------------------------

  Derivatives(1)(2) used to
    manage currency risks
    arising from U.S. dollar
    denominated purchases
    - To which hedge accounting
    is applied                      June 2006           $       --       $      0.4          $       --          $       --
    - To which hedge accounting
    is not applied                  June 2006           $       --       $      0.9          $       --          $       --
--------------------------------------------------------------------------------------------------------------------------------

  Derivatives(1)(2) used to
    manage interest rate risk
    associated with planned
    refinancing of debt maturing
    June 1, 2007                    June 2007           $       --       $      1.4          $       --          $       --
--------------------------------------------------------------------------------------------------------------------------------
Liabilities
  Long-term debt
    Principal (Note 12)                                 $   4,588.9      $  5,208.1          $  4,644.9          $  5,371.6
    Derivatives(1)(2) used to
     manage interest rate and
     currency risks associated
     with U.S. dollar
     denominated debt               June 2011               1,139.1         1,489.2             1,154.3             1,470.5
--------------------------------------------------------------------------------------------------------------------------------

                                                        $   5,728.0      $  6,697.3          $  5,799.2          $  6,842.1
--------------------------------------------------------------------------------------------------------------------------------
  Derivatives(1)(2) used to
    manage currency risks
    arising from U.S. dollar
    denominated purchases
    - To which hedge accounting
    is applied                      June 2006           $       --       $      --           $       --          $      0.1
    - To which hedge accounting
    is not applied                  March 2006          $       --       $      --           $       --          $      0.4
--------------------------------------------------------------------------------------------------------------------------------

(1) Notional amount of all derivative financial instruments outstanding is $5,192.0 (December 31, 2005 - $4,904.8).
(2) Designated as cash flow hedging items.


                                     TELUS                                   7

-------------------------------------------------------------------------------
notes to interim consolidated financial statements
-------------------------------------------------------------------------------

4    restructuring and workforce reduction costs

(a)  Overview


Three-month periods ended
March 31 (millions)                                                 2006                                        2005
---------------------------------------------------------------------------------------------------------------------------
                                       General                              General
                                       programs            Office           programs
                                     initiated in       closures and        initiated
                                         2006          contracting out     prior to 2006         Total          Total
---------------------------------------------------------------------------------------------------------------------------

Restructuring and workforce
  reduction costs
  Workforce reduction
   Voluntary                        $    0.3            $     --           $    --           $     0.3       $     --
   Involuntary                          13.2                 2.6                --                15.8            5.8
  Lease termination                       --                  --                --                  --            3.0
  Other                                  0.4                 0.2                --                 0.6            0.6
---------------------------------------------------------------------------------------------------------------------------
                                        13.9                 2.8                --                16.7            9.4
---------------------------------------------------------------------------------------------------------------------------
Disbursements
  Workforce reduction
    Voluntary (Early Retirement
     Incentive Plan, Voluntary
     Departure Incentive Plan
     and other)                          0.3                15.1                --                15.4            1.9
    Involuntary and other                1.5                 0.2               14.3               16.0           18.7
  Lease termination                       --                  --                0.3                0.3            0.5
  Other                                  0.4                 0.2                --                 0.6            0.6
---------------------------------------------------------------------------------------------------------------------------
                                         2.2                15.5               14.6               32.3           21.7
---------------------------------------------------------------------------------------------------------------------------
Expenses greater than (less than)
  disbursements                         11.7               (12.7)             (14.6)             (15.6)         (12.3)
Change in restructuring and
  workforce reduction accounts
  payable and accrued liabilities
    Balance, beginning of period          --                25.5               31.6               57.1           70.7
---------------------------------------------------------------------------------------------------------------------------
    Balance, end of period          $   11.7            $   12.8           $   17.0          $    41.5       $   58.4
---------------------------------------------------------------------------------------------------------------------------


(b)  Programs initiated in 2005

General: In 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations. These initiatives aimed to improve the Company's operating and capital productivity. As at March 31, 2006, no future expenses remain to be accrued or recorded under the smaller initiatives, but variances from estimates currently recorded may be recorded in subsequent periods.

         Office closures and contracting out: In connection with the collective agreement signed in the fourth quarter of 2005, an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is a component of the Company's competitive efficiency program and is aimed at improving the Company's operating and capital productivity. The approximately 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).

         As at March 31, 2006, no future expenses remain to be accrued or recorded under the letter of agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, will be incurred and recorded subsequent to March 31, 2006.

         Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is a component of the Company's competitive efficiency program and is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers. The approximately 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in the voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan.)

         As at March 31, 2006, no future expenses remain to be accrued or recorded under the letter agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.

                                     TELUS                                   8

-------------------------------------------------------------------------------
notes to interim consolidated financial statements
-------------------------------------------------------------------------------


         Integration of Wireline and Wireless operations: On November 24, 2005, the Company announced the integration of its Wireline and Wireless operations, an initiative that will continue into future years and that is a component of the Company's competitive efficiency program.

(c)  Programs initiated in 2006

General: In the first quarter of 2006, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives are aimed to improve the Company's operating productivity and competitiveness.

         Also arising from its competitive efficiency program, the Company undertook an initiative for a departmental reorganization and reconfiguration, resulting in integration and consolidation. Approximately 600 bargaining unit employees may be affected by this initiative and were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan). Expenses under this initiative are expected to be recorded in the second quarter of 2006, as affected employees were not required to select an option until after March 31, 2006, and therefore the associated expenses were not eligible for recording during the three-month period ended March 31, 2006. Future costs will be incurred as the initiative continues.

         Continuing with its competitive efficiency program for integration of Wireline and Wireless operations, for the three-month period ended March 31, 2006, $3.8 million of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006.

         The Company's estimate of restructuring and workforce reduction costs in 2006, arising from its competitive efficiency program, which includes the office closures and contracting out and integration of Wireline and Wireless operations, is not currently expected to exceed $100 million.

5    financing costs

                                                          Three months
Periods ended March 31 (millions)                    2006               2005
--------------------------------------------------------------------------------
Interest on long-term debt                      $      125.4       $      157.8
Interest on short-term obligations and other             1.6                1.2
Foreign exchange                                         1.1                2.5
--------------------------------------------------------------------------------
                                                       128.1              161.5
Interest income
   Interest on tax refunds                                --              (15.6)
   Other interest income                                (1.1)              (7.5)
--------------------------------------------------------------------------------
                                                        (1.1)             (23.1)
--------------------------------------------------------------------------------
                                                $      127.0       $      138.4
--------------------------------------------------------------------------------



                                     TELUS                                    9

-------------------------------------------------------------------------------
notes to interim consolidated financial statements
-------------------------------------------------------------------------------


6    income taxes

                                                         Three months
Periods ended March 31 (millions)                   2006               2005
--------------------------------------------------------------------------------
Current                                        $        3.0       $      (21.4)
Future                                                113.1               91.7
--------------------------------------------------------------------------------
                                               $      116.1       $       70.3
--------------------------------------------------------------------------------

         The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:


Three-month periods ended March 31 ($ in millions)                   2006                                 2005
-----------------------------------------------------------------------------------------------------------------------------

 Basic blended federal and provincial tax at
   statutory income tax rates                             $      111.5         34.0%          $      108.7         34.6%
 Share option award compensation                                   1.5                                 1.3
 Tax rate differential on, and consequential
   adjustments from, reassessment of prior
   year tax issues                                                (0.3)                              (11.3)
 Change in estimates of available deductible
   differences in prior years                                       --                               (36.0)
 Other                                                             0.5                                 2.4
-----------------------------------------------------------------------------------------------------------------------------
                                                                 113.2         34.5%                  65.1         20.7%
Large corporations tax                                             2.9                                 5.2
-----------------------------------------------------------------------------------------------------------------------------
 Income tax expense per Consolidated Statements of
   Income                                                $       116.1         35.4%          $       70.3         22.4%
-----------------------------------------------------------------------------------------------------------------------------

7    per share amounts

Basic income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and, in the comparative period, warrants and shares issuable on conversion of debentures.

         The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.


                                                                                                     Three months
Periods ended March 31 (millions)                                                                2006             2005
--------------------------------------------------------------------------------------------------------------------------
Net income                                                                                  $    210.1       $      242.2
Add: Interest charges applicable to convertible debentures, net of income tax effects               --                1.6
--------------------------------------------------------------------------------------------------------------------------
Diluted Common Share and Non-Voting Share income                                            $    210.1       $      243.8
--------------------------------------------------------------------------------------------------------------------------

                                                                                                      Three months
Periods ended March 31 (millions)                                                                2006               2005
--------------------------------------------------------------------------------------------------------------------------
Basic total weighted average Common Shares and Non-Voting Shares outstanding                     349.3              360.2
Effect of dilutive securities
  Exercise of share options                                                                        3.6                3.5
  Exercise of warrants                                                                              --                0.4
  Exercise of convertible debentures conversion option                                              --                3.8
--------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and Non-Voting Shares outstanding                   352.9              367.9
--------------------------------------------------------------------------------------------------------------------------


         For the three-month period ended March 31, 2006, certain outstanding share options, in the amount of 1.1 million (2005 - 2.1 million) were not included in the computation of diluted income per Common Share and Non-Voting Share because the share options' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.


                                     TELUS                                   10

-------------------------------------------------------------------------------
notes to interim consolidated financial statements
-------------------------------------------------------------------------------

8    share-based compensation

(a)  Details of share-based compensation expense

Reflected in the Consolidated Statements of Income as "Operations expense" are the following share-based compensation amounts:


                                                                                                 Three months
Periods ended March 31 (millions)                                                            2006           2005
-------------------------------------------------------------------------------------------------------------------
Share option awards                                                                     $    4.5       $    4.2
Restricted stock units                                                                       6.2            3.7
Employee share purchase plan                                                                 9.7            8.1
-------------------------------------------------------------------------------------------------------------------
Amounts recognized as Operations expense in consolidated statements of income               20.4           16.0
Less - Income tax benefit arising from share-based compensation (see Note 6)                 5.4            4.1
-------------------------------------------------------------------------------------------------------------------
                                                                                        $   15.0       $   11.9
-------------------------------------------------------------------------------------------------------------------

(b)  Share option awards

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined at the date of grant, may be either cliff or graded; all options granted subsequent to 2004 have been cliff vesting awards.

         Some share option awards have a net-equity settlement feature. As discussed further in Note 13(e), it is at the Company's option whether the exercise of a share option is settled as a share option or using the net-equity settlement feature. So as to align with the accounting treatment that is afforded to the associated share options, the Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature.

         The weighted average fair value of option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

                                                                Three months
Periods ended March 31                                       2006           2005
--------------------------------------------------------------------------------
Share option award fair value (per share option)         $    12.35    $   11.26
Risk free interest rate                                        4.0%         3.7%
Expected lives(1) (years)                                      4.6          4.5
Expected volatility                                           36.0%        40.0%
Dividend yield                                                 2.6%         2.3%
--------------------------------------------------------------------------------
(1) The maximum contractual term of the share option awards granted in 2006 and 2005 was seven years.


         The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company's Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.


(c)  Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives. Typically, the restricted stock units vest over a period of 33 months. The vesting method, which is determined at the date of grant, may be either cliff or graded.

         The following table presents a summary of the activity related to the Company's restricted stock units.


                                     TELUS                                    11

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------



Period ended March 31, 2006                                                                    Three months
--------------------------------------------------------------------------------------------------------------------------
                                                                                     Number of restricted       Weighted
                                                                                         stock units            average
                                                                                  --------------------------   grant date
                                                                                  Non-vested       Vested      fair value
--------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period
   Non-vested                                                                     1,645,530              --     $   32.16
   Vested                                                                                --          62,437         26.43
Issued
   Initial allocation                                                               588,749              --         43.83
   In lieu of dividends                                                              19,428              --         44.86
Vested                                                                                 (899)            899         27.47
Settled in cash                                                                          --         (51,537)        29.42
Forfeited and cancelled                                                             (17,216)             --         30.75
--------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period
   Non-vested                                                                     2,235,592              --         35.29
   Vested                                                                                --          11,799     $   15.51
===========================================================================================================================


     With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company, as set out in the following table:

                                                                                                            Cost fixed
                                                                                                              to the
                                                                                           Number of        Company per
                                                                                           restricted       restricted
                                                                                          stock units       stock unit
--------------------------------------------------------------------------------------------------------------------------
Issued in first quarter of 2004; cliff vesting in the fourth quarter of 2006                 652,550       $     26.61
Issued in first quarter of 2005; cliff vesting in the fourth quarter of 2007                 600,000       $     40.91
Issued in fourth quarter of 2005; cliff vesting in the fourth quarter of 2008                160,000       $     50.91
Issued in first quarter of 2006; cliff vesting in the fourth quarter of 2008                 440,000       $     50.02
--------------------------------------------------------------------------------------------------------------------------


     The following is a schedule of vesting of the Company's non-vested restricted stock units outstanding as at March 31, 2006:

                                                                                                            Number of
                                                                                                           restricted
Years ending December 31                                                                                   stock units
-------------------------------------------------------------------------------------------------------------------------
2006                                                                                                           699,786
2007                                                                                                           706,482
2008                                                                                                           829,324
-------------------------------------------------------------------------------------------------------------------------
                                                                                                             2,235,592
=========================================================================================================================


(d)      Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributes 45%, for the employee population up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributes 40%. There are no vesting requirements and the Company records its contributions as a component of operating expenses.


                                                                                                 Three months
Periods ended March 31 (millions)                                                           2006              2005
-------------------------------------------------------------------------------------------------------------------------
Employee contributions                                                                 $     22.9       $     18.8
Company contributions                                                                         9.7              8.1
-------------------------------------------------------------------------------------------------------------------------
                                                                                       $     32.6       $     26.9
-------------------------------------------------------------------------------------------------------------------------

     Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001 and subsequent to November 1, 2004, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices; in the intervening period, shares were also issued from Treasury.


                                 TELUS                                       12

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------


(e)      Unrecognized, non-vested share-based compensation
As at March 31, 2006, compensation cost related to non-vested share-based compensation that has not yet been recognized is set out in the following table and is expected to be recognized over a weighted average period of 1.7 years (December 31, 2005 - 2.3 years).

     These disclosures are not likely to be representative of the effects on reported net income for future periods for the following reasons:
o    these amounts reflect an estimate of forfeitures;
o    these amounts do not reflect any provision for future awards;
o these amounts do not reflect any provision changes in the intrinsic value for vested restricted stock units; and
o for non-vested restricted stock units, these amounts reflect intrinsic values as at the balance sheet dates.

 As at (millions)                                  March 31,      December 31,
                                                     2006             2005
-------------------------------------------------------------------------------
Share option awards                              $       39.2   $       27.1
Restricted stock units(1)                                51.9           31.8
-------------------------------------------------------------------------------
                                                 $       91.1   $       58.9
================================================================================
(1) The compensation cost that has not yet been recognized in respect of non-vested restricted stock units is calculated based upon the intrinsic value of the non-vested restricted stock units as at the balance sheet dates, net of the impacts of associated cash-settled equity forward agreements.

9   accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term; at March 31, 2006, the rating was A (low).


As at (millions)                                                    March 31,          December 31,
                                                                      2006                 2005
----------------------------------------------------------------------------------------------------
Total managed portfolio                                           $    1,018.0       $    1,129.3
Securitized receivables                                                 (459.4)            (599.2)
Retained interest in receivables sold                                     51.7               80.2
----------------------------------------------------------------------------------------------------
Receivables held                                                  $      610.3       $      610.3
----------------------------------------------------------------------------------------------------

     For the three-month period ended March 31, 2006, the Company recognized losses of $0.8 million (2005 - $0.4 million) on the sale of receivables arising from the securitization.

     Cash flows from the securitization are as follows:


                                                                                         Three months
Periods ended March 31 (millions)                                                   2006              2005
-------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, beginning of period                   $    500.0       $    150.0
Proceeds from new securitizations                                                    75.0               --
Securitization reduction payments                                                  (175.0)              --
-------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, end of period                         $    400.0       $    150.0
-------------------------------------------------------------------------------------------------------------
Proceeds from collections reinvested in revolving-period securitizations       $    890.0       $    352.7
-------------------------------------------------------------------------------------------------------------
Proceeds from collections pertaining to retained interest                      $    126.7       $     54.5
-------------------------------------------------------------------------------------------------------------


                                 TELUS                                       13

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------

10  capital assets

(a) Capital assets, net

                                                                       Accumulated
                                                                    Depreciation and
                                                       Cost           Amortization                Net Book Value
---------------------------------------------------------------------------------------------------------------------------
As at (millions)                                                                           March 31,         December 31,
                                                                                             2006                2005
---------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
   Telecommunications assets                      $   17,379.4       $   12,129.3        $    5,250.1       $    5,378.2
   Assets leased to customers                            736.7              567.6               169.1              176.1
   Buildings and leasehold improvements                1,763.2              927.8               835.4              838.0
   Office equipment and furniture                        989.3              734.2               255.1              263.1
   Assets under capital lease                             18.4                6.9                11.5               12.4
   Other                                                 328.7              246.9                81.8               84.9
   Land                                                   46.4                 --                46.4               46.7
   Assets under construction                             628.6                 --               628.6              516.4
   Materials and supplies                                 25.5                 --                25.5               23.6
---------------------------------------------------------------------------------------------------------------------------
                                                      21,916.2           14,612.7             7,303.5            7,339.4
---------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
   Subscriber base                                       362.9              121.6               241.3              246.7
   Software                                            1,200.4              917.9               282.5              322.7
   Access to rights-of-way and other                     119.6               53.5                66.1               68.1
---------------------------------------------------------------------------------------------------------------------------
                                                       1,682.9            1,093.0               589.9              637.5
---------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
   Spectrum licences(1)                                3,984.3            1,018.5             2,965.8            2,964.6
---------------------------------------------------------------------------------------------------------------------------
                                                  $   27,583.4       $   16,724.2        $   10,859.2       $   10,941.5
===========================================================================================================================
(1)   Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.


The following table presents items included in capital expenditures.


                                                                                                   Three months
Periods ended March 31 (millions)                                                             2006               2005
---------------------------------------------------------------------------------------------------------------------------
Additions of intangible assets
   - Subject to amortization                                                             $       17.6       $       38.0
   - With indefinite lives                                                                        1.2                8.8
---------------------------------------------------------------------------------------------------------------------------
                                                                                         $       18.8       $       46.8
===========================================================================================================================

The following table presents items included in capital expenditures.


                                                                                                        Three months
Periods ended March 31 (millions)                                                                  2006             2005
---------------------------------------------------------------------------------------------------------------------------
Capitalized internal labour costs                                                             $    68.8       $     64.0
===========================================================================================================================

(b)   Intangible assets subject to amortization
Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at March 31, 2006, for each of the next five fiscal years is as follows:


Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------
2006 (balance of year)                                                                                      $      158.3
2007                                                                                                               132.9
2008                                                                                                                45.7
2009                                                                                                                 8.7
2010                                                                                                                 8.0


                                 TELUS                                       14

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------


11   goodwill


Period ended March 31, 2006 (millions)                                                                       Three months
---------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                                                                  $    3,156.9
Foreign exchange on goodwill of self-sustaining foreign operations                                                     0.1
Other                                                                                                                 (2.0)
---------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                                        $    3,155.0
===========================================================================================================================


12   long-term debt

(a)  Details of long-term debt


As at ($ in millions)
                                                                                            March 31,          December 31,
Series                         Rate of interest            Maturity                            2006                2005
---------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Notes
         U.S. (2)                     7.5%(1)               June 2007                    $    1,360.8       $    1,354.4
         U.S. (3)                     8.0%(1)               June 2011                         2,240.6            2,230.6
---------------------------------------------------------------------------------------------------------------------------
                                                                                              3,601.4            3,585.0
---------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Credit Facilities 5.50%                   May 2008                             71.0              142.0
---------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
            1                         12.00%(1)             May 2010                             50.0               50.0
            2                         11.90%(1)             November 2015                       125.0              125.0
            3                         10.65%(1)             June 2021                           175.0              175.0
            5                          9.65%(1)             April 2022                          249.0              249.0
            B                          8.80%(1)             September 2025                      200.0              200.0
---------------------------------------------------------------------------------------------------------------------------
                                                                                                799.0              799.0
---------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. First Mortgage Bonds
            U                         11.50%(1)             July 2010                            30.0               30.0
---------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Notes
            1                          7.10%(1)             February 2007                        70.0               70.0
---------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 4.1% to 16.7% and
   maturing on  various dates up to 2013                                                         11.6               12.5
---------------------------------------------------------------------------------------------------------------------------
Other                                                                                             5.9                6.4

---------------------------------------------------------------------------------------------------------------------------
Total debt                                                                                    4,588.9            4,644.9
Less - current maturities                                                                        75.5                5.0
---------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                           $    4,513.4       $    4,639.9
===========================================================================================================================
(1)      Interest is payable semi-annually.
(2)      Principal face value of notes is U.S.$1,166.5 million (December 31, 2005 - U.S.$1,166.5 million).
(3)      Principal face value of notes is U.S.$1,925.0 million (December 31, 2005 - U.S.$1,925.0 million).


(b)   Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at March 31, 2006, during each of the five years ending December 31 are as follows:

(millions)                                                                                                       Total(1)
---------------------------------------------------------------------------------------------------------------------------
2006 (balance of year)                                                                                        $       3.6
2007                                                                                                              1,873.4
2008                                                                                                                 76.5
2009                                                                                                                  1.5
2010                                                                                                                 81.7

(1)      Where applicable, repayments reflect hedged foreign exchange rates.


                                 TELUS                                       15

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------

13   shareholders' equity

(a)  Details of shareholders' equity


                                                                                            March 31,          December 31,
As at ($ in millions)                                                                         2006                 2005
---------------------------------------------------------------------------------------------------------------------------
Preferred equity
     Authorized                         Amount
       First Preferred Shares       1,000,000,000
       Second Preferred Shares      1,000,000,000
Common equity
   Share capital
     Shares
       Authorized                       Amount
         Common Shares              1,000,000,000
         Non-Voting Shares          1,000,000,000
       Issued
         Common Shares (b)                                                                $    2,295.5       $    2,311.6
         Non-Voting Shares (b)                                                                 3,515.8            3,556.7
---------------------------------------------------------------------------------------------------------------------------
                                                                                               5,811.3            5,868.3
---------------------------------------------------------------------------------------------------------------------------
   Options (c)                                                                                     5.0                5.9
   Cumulative foreign currency translation adjustment                                             (6.6)              (7.3)
   Retained earnings                                                                             828.9              849.7
   Contributed surplus (d)                                                                       155.7              153.4
---------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                $    6,794.3       $    6,870.0
===========================================================================================================================

(b)      Changes in Common Shares and Non-Voting Shares


Period ended March 31, 2006 ($ in millions)                                                         Three months
---------------------------------------------------------------------------------------------------------------------------
                                                                                               Number of
                                                                                                 shares       Share capital
---------------------------------------------------------------------------------------------------------------------------
Common Shares
   Beginning of period                                                                       183,530,655       $   2,311.6
   Common Shares issued pursuant to exercising of share options (e)                              180,121               6.3
   Purchase of shares for cancellation pursuant to normal course issuer bid (f)               (1,783,300)            (22.4)
---------------------------------------------------------------------------------------------------------------------------
   End of period                                                                             181,927,476       $   2,295.5
---------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares
   Beginning of period                                                                       166,566,504       $   3,556.7
   Non-Voting Shares issued pursuant to exercising of share options (e)                        1,131,988              29.8
   Non-Voting Shares issued pursuant to use of share option award net-equity settlement
    feature (e)                                                                                   37,210               0.2
   Purchase of shares for cancellation pursuant to normal course issuer bid (f)               (3,334,500)            (70.9)
---------------------------------------------------------------------------------------------------------------------------
   End of period                                                                             164,401,202       $   3,515.8
===========================================================================================================================

     Amounts credited to the Common Share capital account upon exercise of share options is cash received. Amounts credited to the Non-Voting Share capital account are comprised as follows:


Period ended March 31, 2006 (millions)                                                                        Three months
---------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares issued pursuant to exercising of share options
   Cash received from share option exercises                                                                  $     26.9
   Amounts credited to share capital arising from intrinsic value accounting applied to
     former Clearnet Communications Inc. options (c)                                                                 0.8
 Share option award expense reclassified from contributed surplus upon exercise of share
 options (d)                                                                                                         2.1
---------------------------------------------------------------------------------------------------------------------------
                                                                                                              $     29.8
===========================================================================================================================

(c)   Options

Upon its acquisition of Clearnet Communications Inc. in 2000, the Company was required to record the intrinsic value of Clearnet Communications Inc. options outstanding at that time. As these options are exercised, the corresponding intrinsic values are reclassified to share capital. As these options are forfeited, or as they expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options are credited to share capital.


                                 TELUS                                       16

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------

(d)    Contributed surplus

The following table presents a summary of the activity related to the Company's contributed surplus for the three-month period ended March 31.


Period ended March 31, 2006 (millions)                                                                         Three months
---------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                                                                    $  153.4
Share option award expense recognized in period (Note 8)                                                             4.5
Share option award expense reclassified to Non-Voting Share capital account upon exercise of share options          (2.1)
Share option award expense reclassified to Non-Voting Share capital account upon use of share option award
   net-equity settlement feature                                                                                    (0.2)
Amounts credited to contributed surplus arising from intrinsic value accounting applied to former Clearnet
   Communications Inc. options (c)                                                                                   0.1
---------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                                          $  155.7
===========================================================================================================================

(e)      Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

     The following table presents a summary of the activity related to the Company's share option plans for the three-month period ended March 31.

Period  ended March 31, 2006                                                                      Three months
---------------------------------------------------------------------------------------------------------------------------
                                                                                           Number of           Weighted
                                                                                             share          average share
                                                                                            options          option price
---------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period                                                          13,894,601          $    28.14
Granted                                                                                    1,500,919               43.04
Exercised(1)                                                                              (1,366,527)              24.92
Forfeited                                                                                   (217,523)              25.84
---------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period                                                                13,811,470          $    30.12
===========================================================================================================================
(1)  The total intrinsic value of share options exercised for the three-month period ended March 31,
     2006, was $29.2 million.

     In 2006, certain outstanding grants of share option awards, which were awarded after 2001, had a net-equity settlement feature applied to them. This event does not result in the optionees receiving incremental value and therefore modification accounting is not required. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company's discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature. The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

Period ended March 31, 2006                                                                                   Three months
---------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares issued pursuant to share options                                                             1,131,988
Non-Voting Shares issued pursuant to net-equity settlement feature                                                37,210
Impact of Company choosing to settle share option exercises using net-equity settlement feature                   17,208
---------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares issuable pursuant to exercising of share option awards                                       1,186,406
Common Shares issued and issuable pursuant to exercising of share option awards                                  180,121
---------------------------------------------------------------------------------------------------------------------------
Share option awards exercised                                                                                  1,366,527
===========================================================================================================================


                                 TELUS                                       17

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------

     The following is an option life and exercise price stratification of the Company's share options outstanding as at March 31, 2006.


Options outstanding(1)                                                                                     Options exercisable
-------------------------------------------------------------------------------------------------------  ------------------------
 Range of option prices                                                                                   Number       Weighted
                                                                                                           of          average
                                                                                            Total         shares        price
-------------------------------------------------------------------------------------------------------  ----------- ------------
 Low                             $  5.95    $  9.08     $ 14.63     $ 21.99     $ 34.88    $  5.95
 High                            $  8.43    $ 13.56     $ 19.92     $ 32.83     $ 46.75    $ 46.75

Year of expiry and
number of shares:
----------------------------------------------------------------------------------------------------------------
 2006                              3,272         --          --          --          --       3,272        3,272      $  8.14
 2007                              2,959      9,562       3,937     120,266          --     136,724      136,724      $ 28.67
 2008                              3,272                     --      84,100     136,800     224,172      224,172      $ 40.08
 2009                                 --    169,962   1,010,666     182,909     210,400   1,573,937    1,573,937      $ 20.07
 2010                                 --         --     165,426   2,140,386     616,922   2,922,734      991,753      $ 31.86
 2011                                 --         --       9,224   2,902,612   2,245,868   5,157,704    3,605,406      $ 30.89
 2012                             26,966     23,133     334,200      75,000   1,833,673   2,292,972      459,299      $ 16.67
 2013                                 --         --          --          --   1,499,955   1,499,955           --      $    --
----------------------------------------------------------------------------------------------------------------
                                  36,469    202,657   1,523,453   5,505,273   6,543,618  13,811,470    6,994,563      $ 27.90
================================================================================================================
 Weighted average remaining
   contractual life (years)          5.1        3.7         4.4         4.8         5.6        5.1
 Weighted average price           $ 8.05    $ 13.00    $  16.07     $ 24.77    $  38.55    $ 30.12
 Aggregate intrinsic
   value(2) (millions)            $  1.4    $   6.5    $   44.3     $ 112.6    $   44.2    $ 209.0
-------------------------------------------------------------------------------------------------------
Options exercisable
-------------------------------------------------------------------------------------------------------
 Number of shares                 36,469    202,657   1,507,479   2,037,968   3,209,990  6,994,563
 Weighted average remaining
    contractual life (years)         5.1        3.7         4.4         4.9         4.5        4.6
 Weighted average price           $ 8.05    $ 13.00     $ 16.05     $ 25.44     $ 36.19    $ 27.90
 Aggregate intrinsic
   value(2)(millions)             $  1.4    $   6.5     $  43.9     $  40.5     $  29.5    $ 121.8
-------------------------------------------------------------------------------------------------------

(1) As at March 31, 2006, 13,606,429 share options, with a weighted average remaining contractual life of 5.1 years, a weighted average price of $29.94 and an aggregate intrinsic value of $208.2 million, are vested or were expected to vest.
(2) The aggregate intrinsic value is calculated upon March 31, 2006, per share prices of $45.82 for Common Shares and $45.17 for Non-Voting Shares.

     As at March 31, 2006, 1.3 million Common Shares and 20.9 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

(f) Purchase of shares for cancellation pursuant to normal course issuer bid The Company purchased, for cancellation, Common Shares and Non-Voting
Shares pursuant to a normal course issuer bid that runs for a twelve-month period ending December 19, 2006, for up to 12.0 million Common Shares and 12.0 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter. As at March 31, 2006, 230,000 Common Shares and 230,000 Non-Voting Shares had been purchased and not yet cancelled.


Three-month period ended March 31, 2006 ($ in millions)
---------------------------------------------------------------------------------------------------------------------------
                                                                                             Purchase price
                                                                        ---------------------------------------------------
                                                                                                                Charged to
                                                         Number of                              Charged to       retained
                                                          shares            Paid              share capital      earnings
--------------------------------------------------------------------------------------------------------------------------
Common Shares purchased for cancellation
   Prior to beginning of period                           634,469           $     29.7        $      8.0         $   21.7
   During current period                                1,783,300                 83.4              22.4             61.0
--------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                     2,417,769           $    113.1        $     30.4         $   82.7
==========================================================================================================================
Non-Voting Shares purchased for cancellation
   Prior to beginning of period                           607,700           $     27.8        $     12.9         $   14.9
   During current period                                3,334,500                148.2              70.9             77.3
--------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                     3,942,200           $    176.0        $     83.8         $   92.2
==========================================================================================================================


                                 TELUS                                       18

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------


Three-month peiod ended March 31, 2006 ($ in millions)
---------------------------------------------------------------------------------------------------------------------------
                                                                                             Purchase price
                                                                        ---------------------------------------------------
                                                                                                               Charged to
                                                         Number of                            Charged to       retained
                                                          shares             Paid           share capital      earnings
--------------------------------------------------------------------------------------------------------------------------
Common Shares and Non-Voting Shares purchased
   for cancellation
   Prior to beginning of period                         1,242,169           $   57.5          $    20.9         $    36.6
   During current period                                5,117,800              231.6               93.3             138.3
--------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                     6,359,969           $  289.1          $   114.2         $   174.9
==========================================================================================================================

(g)   Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the three-month period ended March 31, 2006, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

     Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

     In respect of Common Share and Non-Voting Share dividends declared during the three-month period ended March 31, 2006, $2.2 million (2005 - $1.9 million) was to be reinvested in Non-Voting Shares.

14   commitments and contingent liabilities

(a) Canadian Radio-television Telecommunications Commission Decisions 2002-34, 2002-43 and 2006-9 deferral accounts

On May 30, 2002, and on July 31, 2002, the Canadian Radio-television and Telecommunications Commission issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, a liability of $163.3 million as at March 31, 2006 (December 31, 2005 - $158.7 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the Canadian Radio-television and Telecommunications Commission, upon its periodic review of the Company's deferral account, disagrees with management's estimates and assumptions, the Canadian Radio-television and Telecommunications Commission may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the Canadian Radio-television and Telecommunications Commission determining if, and when, the deferral account liability is settled.

         On March 24, 2004, the Canadian Radio-television and Telecommunications Commission issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period", which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period.

     On February 16, 2006, the Canadian Radio-television and Telecommunications Commission issued Decision CRTC 2006-9, "Disposition of funds in the deferral account". In its decision the Canadian Radio-television and Telecommunications Commission determined that the majority of the accumulated liability within the respective incumbent local exchange carrier's deferral account was to be made available for initiatives to expand broadband services within their incumbent local exchange carrier operating territories to rural and remote communities where service is currently not available. In addition, a minimum of 5 per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunication services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the Canadian Radio-television and Telecommunications Commission indicated that subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.

                                 TELUS                                       19

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------

     Due to the Company's use of the liability method of accounting for the deferral account, the Canadian Radio-television and Telecommunications Commission Decision 2005-6, as it relates to the Company's provision of Competitor Digital Network services, is not expected to affect the Company's revenues. To the extent that the Canadian Radio-television and Telecommunications Commission Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, both for current and prior periods, the Company draws down the deferral account by an offsetting amount. For the three-month period ended March 31, 2006, the Company drew down the deferral account by $12.9 million (2005 - $18.4 million) in respect of discounts on Competitor Digital Network services.

(b)      Guarantees

Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

     Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.

     The Company has guaranteed third parties' financial obligations as part of a facility naming rights agreement. The guarantees, in total, run through to August 31, 2008, on a declining-balance basis and are of limited recourse.

     As at March 31, 2006, the Company has no liability recorded in respect of the aforementioned performance guarantees.

     Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at March 31, 2006, the Company has a liability of $0.5 million (December 31, 2005 - $0.5 million) recorded in respect of these lease guarantees.

     The following table quantifies the maximum undiscounted guarantee amounts as at March 31, 2006, without regard for the likelihood of having to make such payment.

 (millions)                    Performance          Financial
                              guarantees(1)       guarantees(1)         Total
--------------------------------------------------------------------------------
2006                          $      1.7          $    1.1           $    2.8
2007                                 1.0               0.6                1.6
2008                                 0.5               0.2                0.7

(1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

     Indemnification obligationsIn the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

     In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable Canadian Radio-television and Telecommunications Commission regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the Canadian Radio-television and Telecommunications Commission take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

     As at March 31, 2006, the Company has no liability recorded in respect of indemnification obligations.


                                 TELUS                                       20

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------


(c)   Claims and lawsuits

General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items enumerated following.

     Pay equity: On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. As a term of the settlement between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in the collective agreement effective November 20, 2005, the parties have agreed to settle this complaint without any admission of liability, on the basis that the Company will establish a pay equity fund of $10 million to be paid out during the term of the new collective agreement; the Telecommunications Workers Union withdrew and discontinued this complaint on December 21, 2005. During the first quarter of 2006, the Canadian Human Rights Commission advised the Company that it accepted this settlement and that it would close its file on the complaint.

     TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union's desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

     Uncertified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class has not been certified. The Company believes that it has good defences to the action.

     Similar proceedings have been filed by, or on behalf of, plaintiffs' counsel in other provincial jurisdictions, but will not proceed until the Saskatchewan action has been decided.

     Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.


                                 TELUS                                       21

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------


15   additional financial information

(a)  Income statement


                                                            Three months
Periods ended March 31 (millions)                     2006               2005
--------------------------------------------------------------------------------
Operations expense(1):
   Cost of sales and service                     $     660.4        $     616.5
   Selling, general and administrative                 540.7              492.6
-------------------------------------------------------------------------------
                                                 $   1,201.1        $   1,109.1
===============================================================================
Advertising expense                              $      54.0        $      37.0
===============================================================================
(1) Cost of sales and service include cost of goods sold and costs to operate and maintain access to and usage of the Company's telecommunication infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.


     Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

(b)      Balance sheet


                                                                             March 31,        December 31,
As at (millions)                                                               2006               2005
-----------------------------------------------------------------------------------------------------------
Accounts receivable
   Customer accounts receivable                                           $      470.3       $      451.1
   Accrued receivables - customer                                                 88.7              113.2
   Allowance for doubtful accounts                                               (56.2)             (57.2)
-----------------------------------------------------------------------------------------------------------
                                                                                 502.8              507.1
   Accrued receivables - other                                                   100.0               94.3
   Other                                                                           7.5                8.9
-----------------------------------------------------------------------------------------------------------
                                                                          $      610.3       $      610.3
-----------------------------------------------------------------------------------------------------------
Prepaid expense and other
   Prepaid expenses                                                       $      141.0       $       87.7
   Deferred customer activation and connection costs                              63.8               66.4
   Other                                                                          38.4                0.6
-----------------------------------------------------------------------------------------------------------
                                                                          $      243.2       $      154.7
-----------------------------------------------------------------------------------------------------------
Deferred charges
   Recognized transitional pension assets and pension plan
     contributions in excess of charges to income                         $      722.2       $      687.9
   Deferred customer activation and connection costs                             108.0              104.4
   Cost of issuing debt securities, less amortization                             22.1               23.5
   Other                                                                          32.0               34.4
-----------------------------------------------------------------------------------------------------------
                                                                          $      884.3       $      850.2
-----------------------------------------------------------------------------------------------------------
Accounts payable and accrued liabilities
   Accrued liabilities                                                    $      487.9       $      508.6
   Payroll and other employee-related liabilities                                312.7              388.7
   Asset retirement obligations                                                    4.1                4.1
-----------------------------------------------------------------------------------------------------------
                                                                                 804.7              901.4
   Trade accounts payable                                                        327.1              394.4
   Interest payable                                                              163.1               54.8
   Other                                                                          51.1               43.1
-----------------------------------------------------------------------------------------------------------
                                                                          $    1,346.0       $    1,393.7
-----------------------------------------------------------------------------------------------------------
Advance billings and customer deposits
   Advance billings                                                       $      328.7       $      322.4
   Regulatory deferral accounts (Note 14(a))                                     163.3              158.7
   Deferred customer activation and connection fees                               63.8               66.4
   Customer deposits                                                              19.6               24.3
-----------------------------------------------------------------------------------------------------------
                                                                          $      575.4       $      571.8
===========================================================================================================


                                 TELUS                                       22

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------



                                                                             March 31,        December 31,
As at (millions)                                                               2006               2005
-----------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities
   Deferred hedging liability                                            $    1,139.1       $    1,154.3
   Pension and other post-retirement liabilities                                191.3              189.1
   Deferred customer activation and connection fees                             108.0              104.4
   Deferred gain on sale-leaseback of buildings                                  78.7               81.1
   Asset retirement obligations                                                  28.9               28.9
   Other                                                                         90.9               77.5
-----------------------------------------------------------------------------------------------------------
                                                                         $    1,636.9       $    1,635.3
===========================================================================================================

(c)      Supplementary cash flow information

                                                                                   Three months
Periods ended March 31 (millions)                                             2006               2005
-----------------------------------------------------------------------------------------------------------
Net change in non-cash working capital
   Accounts receivable                                                  $          --       $       (2.2)
   Inventories                                                                  (12.2)              22.3
   Prepaid expenses and other                                                   (88.5)             (62.4)
   Accounts payable and accrued liabilities                                     (45.1)             122.9
   Income and other taxes receivable and payable, net                           112.4              (40.2)
   Advance billings and customer deposits                                         3.6                0.7
-----------------------------------------------------------------------------------------------------------
                                                                         $      (29.8)      $       41.1
===========================================================================================================


16    employee future benefits

(a) Defined benefit plans

The Company's net defined benefit plan costs were as follows:


 Three-month periods ended March 31
 (millions)                                                   2006                                       2005
-------------------------------------------------------------------------------------   ----------------------------------------
                                             Incurred      Matching       Recognized      Incurred       Matching     Recognized
                                             in period    adjustments(1)  in period       in period    adjustments(1) in period
--------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans
   Current service cost                      $   24.3      $      --      $   24.3       $   17.1       $     --      $   17.1
   Interest cost                                 78.9             --          78.9           79.8             --          79.8
   Return on plan assets                       (267.1)         155.8        (111.3)        (122.9)          24.8         (98.1)
   Past service costs                              --            0.2           0.2             --            0.2           0.2
   Actuarial loss (gain)                         10.5             --          10.5            5.0             --           5.0
   Valuation allowance provided against
     accrued benefit asset                         --            6.5           6.5             --            6.4           6.4
   Amortization of transitional asset              --          (11.2)        (11.2)            --          (11.2)        (11.2)
--------------------------------------------------------------------------------------------------------------------------------
                                             $ (153.4)     $   151.3      $   (2.1)      $  (21.0)      $   20.2      $   (0.8)
================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

 Three-month periods ended March 31
 (millions)                                                   2006                                       2005
-------------------------------------------------------------------------------------   ----------------------------------------
                                             Incurred      Matching       Recognized      Incurred       Matching     Recognized
                                             in period    adjustments(1)  in period       in period    adjustments(1) in period
--------------------------------------------------------------------------------------------------------------------------------
Other benefit plans
   Current service cost                      $    0.9      $      --      $    0.9       $    2.8       $      --      $    2.8
   Interest cost                                  0.5             --           0.5            0.5              --           0.5
   Return on plan assets                         (0.6)            --          (0.6)          (0.6)             --          (0.6)
   Actuarial loss (gain)                         (0.5)            --          (0.5)          (0.7)             --          (0.7)
   Amortization of transitional obligation         --            0.2           0.2              --            0.2           0.2
--------------------------------------------------------------------------------------------------------------------------------
                                             $    0.3       $    0.2      $    0.5       $    2.0        $    0.2      $    2.2
================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


                                 TELUS                                       23

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------

(b)  Defined contribution plans
The Company's total defined contribution pension plan costs recognized were as follows:

                                                                                                        Three months
Periods ended March 31 (millions)                                                                  2006               2005
--------------------------------------------------------------------------------------------------------------------------------
Union pension plan and public service pension plan contributions                                $      8.7         $     10.7
Other defined contribution pension plans                                                               4.9                3.7
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                $     13.6         $     14.4
================================================================================================================================


17     segmented information

The Company's reportable segments are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunication services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company's Chief Executive Officer (the Company's chief operating decision maker).


Three-month periods ended           Wireline                  Wireless               Eliminations              Consolidated
March 31
(millions)                      2006        2005          2006        2005         2006        2005          2006       2005
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues
  External revenue            $1,198.6    $1,222.2      $ 881.9     $ 752.5      $     --    $    --      $2,080.5    $1,974.7
  Intersegment revenue            23.5        22.6          5.9         5.8         (29.4)     (28.4)           --          --
--------------------------------------------------------------------------------------------------------------------------------
                               1,222.1     1,244.8        887.8       758.3         (29.4)     (28.4)      2,080.5     1,974.7
--------------------------------------------------------------------------------------------------------------------------------
Operating expenses
  Operations expense             740.4       716.6        490.1       420.9         (29.4)     (28.4)      1,201.1     1,109.1
  Restructuring and
    work-force reduction
    costs                         14.9         9.4          1.8          --            --         --          16.7         9.4
--------------------------------------------------------------------------------------------------------------------------------
                                 755.3       726.0        491.9       420.9         (29.4)     (28.4)      1,217.8     1,118.5
--------------------------------------------------------------------------------------------------------------------------------
EBITDA(1)                      $  466.8    $  518.8      $ 395.9     $ 337.4      $      --    $     --     $ 862.7    $  856.2
--------------------------------------------------------------------------------------------------------------------------------
CAPEX(2)                      $  259.0    $  213.6      $  61.5     $  59.6      $      --    $     --     $ 320.5    $  273.2
--------------------------------------------------------------------------------------------------------------------------------
EBITDA less CAPEX             $  207.8    $  305.2      $ 334.4     $ 277.8      $      --    $     --     $ 542.2    $  583.0
--------------------------------------------------------------------------------------------------------------------------------
                                                                              EBITDA (from above)          $ 862.7    $  856.2
                                                                              Depreciation                   339.2       329.9
                                                                              Amortization                    63.9        72.3
                                                                            ----------------------------------------------------
                                                                              Operating income               459.6       454.0
                                                                              Other expense, net               4.3         1.5
                                                                              Financing costs                127.0       138.4
                                                                            ----------------------------------------------------
                                                                              Income before income taxes
                                                                                and non-controlling
                                                                                interests                    328.3       314.1
                                                                              Income taxes                   116.1        70.3
                                                                              Non-controlling interests        2.1         1.6
                                                                            ----------------------------------------------------
                                                                              Net income                   $ 210.1    $  242.2
                                                                            ====================================================

(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a non-GAAP measure and is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
(2) Total capital expenditures ("CAPEX").


                                 TELUS                                       24

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------


18 differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

                                                                                                    Three months
Periods ended March 31 (millions except per share amounts)                                     2006               2005
----------------------------------------------------------------------------------------------------------------------------
                                                                                                              (restated-(b))
Net income in accordance with Canadian GAAP                                               $      210.1       $      242.2
Adjustments:
   Operating expenses
     Operations (b)                                                                               (4.2)              (4.2)
     Amortization of intangible assets (c)                                                       (13.1)             (20.5)
   Financing costs (e)                                                                              --                0.9
   Accounting for derivatives (f)                                                                  1.8                3.4
   Taxes on the above adjustments (g)                                                              5.3                7.1
----------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP                                                          199.9              228.9
Other comprehensive income (loss) (h)
   Foreign currency translation adjustment                                                         0.7               (3.1)
   Change in unrealized fair value of derivatives designated as cash flow hedges                 (23.1)            (108.4)
   Change in minimum pension liability                                                            (1.4)              (0.7)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                 (23.8)            (112.2)
----------------------------------------------------------------------------------------------------------------------------
Comprehensive income in accordance with U.S. GAAP                                         $      176.1       $      116.7
============================================================================================================================
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
   - Basic                                                                                $       0.57       $       0.64
   - Diluted                                                                              $       0.57       $       0.60

     The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:

                                                                                                    Three months
Periods ended March 31 (millions except per share amounts)                                   2006                 2005
----------------------------------------------------------------------------------------------------------------------------
                                                                                                              (restated-(b))
Schedule of retained earnings (deficit) under U.S. GAAP
   Balance at beginning of period                                                         $     (785.5)      $     (590.2)
   Transitional amount for share-based compensation arising from share options (b)                  --             (185.5)
--------------------------------------------------------------------------------------------------------------------------
   Adjusted opening balance                                                                     (785.5)            (775.7)
   Net income in accordance with U.S. GAAP                                                       199.9              228.9
--------------------------------------------------------------------------------------------------------------------------
                                                                                                (585.6)            (546.8)
   Common Share and Non-Voting Share dividends paid, or payable, in cash                         (95.9)             (72.3)
   Purchase of Common Shares and Non-Voting Shares in excess of stated capital                   (95.3)             (34.4)
   Adjustment to purchase of share options not in excess of their fair value                       2.1                 --
--------------------------------------------------------------------------------------------------------------------------
   Balance at end of period                                                               $     (774.7)      $     (653.5)
==========================================================================================================================



                                 TELUS                                       25

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------

     The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:


As at (millions)                                                                             March 31,          December 31,
                                                                                               2006                 2005
-----------------------------------------------------------------------------------------------------------------------------
Current Assets                                                                             $    1,091.4       $    1,242.5
Capital Assets
   Property, plant, equipment and other                                                         7,303.5            7,339.4
   Intangible assets subject to amortization                                                    2,234.5            2,295.2
   Intangible assets with indefinite lives                                                      2,965.8            2,964.6
Goodwill                                                                                        3,573.6            3,575.5
Other Assets                                                                                      747.8              736.3
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           $   17,916.6       $   18,153.5
-----------------------------------------------------------------------------------------------------------------------------
Current Liabilities                                                                        $    2,048.2       $    2,027.5
Long-Term Debt                                                                                  4,513.4            4,639.9
Other Long-Term Liabilities                                                                     2,046.7            2,024.9
Deferred Income Taxes                                                                           1,366.2            1,410.8
Non-Controlling Interest                                                                           27.7               25.6
Shareholders' Equity                                                                            7,914.4            8,024.8
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           $   17,916.6       $   18,153.5
=============================================================================================================================

     The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

                                                                      Shareholders' Equity
                                   -----------------------------------------------------------------------------------------------
                                                                                  Cumulative
                                                                                    foreign     Accumulated
                                                 Non-      Options    Retained     currency        other
                                    Common      Voting       and      earnings    translation  comprehensive  Contributed
As at March 31, 2006 (millions)      Shares     Shares     warrants   (deficit)   adjustment   income (loss)   surplus     Total
----------------------------------------------------------------------------------------------------------------------------------
Under Canadian GAAP                $ 2,295.5   $3,515.8    $  5.0    $  828.9      $ (6.6)       $   -       $155.7    $6,794.3
Adjustments:
  Merger of BC TELECOM and
    TELUS (a), (c), (d)              1,807.9    1,045.7        -     (1,465.1)         -             -            -     1,388.5
  Share-based compensation (b)           8.3       55.7        -       (135.6)         -             -         71.6          -
  Acquisition of Clearnet
   Communications Inc.
   Goodwill (d)                           -      131.4         -         (7.9)         -             -            -       123.5
   Convertible debentures                 -       (2.9)        -          4.1          -             -         (1.2)         -
  Accounting for derivatives (f)          -          -         -          0.9          -             -            -         0.9
  Accumulated other comprehensive
   income (loss)(h)                       -          -         -           -          6.6        (399.4)          -      (392.8)
----------------------------------------------------------------------------------------------------------------------------------
Under U.S. GAAP                    $ 4,111.7   $4,745.7    $  5.0    $ (774.7)      $  -        $(399.4)     $226.1    $7,914.4
==================================================================================================================================


                                 TELUS                                       26

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------

                                                                      Shareholders' Equity (restated-(b))
                                   -----------------------------------------------------------------------------------------------
                                                                                  Cumulative
                                                                                    foreign     Accumulated
                                                 Non-      Options    Retained     currency        other
                                    Common      Voting       and      earnings    translation  comprehensive  Contributed
As at March 31, 2006 (millions)      Shares     Shares     warrants   (deficit)   adjustment   income (loss)   surplus     Total
----------------------------------------------------------------------------------------------------------------------------------
Under Canadian GAAP                $2,311.6    $3,556.7    $   5.9     $ 849.7     $  (7.3)   $      --    $  153.4     $6,870.0
Adjustments:
  Merger of BC TELECOM and
    TELUS (a), (c) - (e)            1,824.8     1,069.0         --    (1,493.9)         --           --          --      1,399.9
  Share-based compensation (b)          7.4        50.3         --      (137.2)         --           --        79.5           --
  Acquisition of Clearnet
    Communications Inc.
    Goodwill (d)                         --       131.4         --        (7.9)         --           --          --        123.5
    Convertible debentures               --        (2.9)        --         4.1          --           --        (1.2)          --
  Accounting for derivatives (f)         --          --         --        (0.3)         --           --          --         (0.3)
  Accumulated other
    comprehensive income
    (loss) (h)                           --          --         --          --         7.3       (375.6)         --       (368.3)
----------------------------------------------------------------------------------------------------------------------------------
Under U.S. GAAP                    $4,143.8    $4,804.5    $   5.9     $(785.5)    $    --    $  (375.6)   $  231.7     $8,024.8
==================================================================================================================================


(a)   Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed
TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b)      Operating expenses - Operations

                                                             Three months
Periods ended March 31 (millions)                       2006              2005
--------------------------------------------------------------------------------
Future employee benefits                           $     (4.2)        $   (4.2)
================================================================================

Future employee benefits: Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

     Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001. The Canadian GAAP disclosures for share-based compensation awards are set out in Note 8(b).

     Effective January 1, 2006, U.S. GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 1994. Prior to the adoption of the fair value method of accounting, the intrinsic value based method was used to account for share options granted to employees. The Company has selected the modified-retrospective transition method and such method results in share option expense being recognized in net income in accordance with U.S. GAAP in fiscal years prior to 2006. The share option expense that is recognized in fiscal years subsequent to 2005 is in respect of share options granted after 1994 and vesting in fiscal periods subsequent to 2005.

     As the Company has selected the modified-retrospective transition method, it must disclose the impact on net income in accordance with U.S. GAAP, and net income in accordance with U.S. GAAP per Common Share and Non-Voting Share, as if the fair value based method of accounting for the share-based compensation had been applied in the comparative period.

     On a prospective basis, commencing January 1, 2006, this will result in there no longer being a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards. As share options granted subsequent to 1994 and prior to 2002 are captured



                                 TELUS                                       27

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------


by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.

   The application of the modified-retrospective transition method had the following effect on comparative net income amounts presented;

Three-month period ended March 31 (millions except per share amounts)                                       2005
----------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP
   As previously reported                                                                              $      233.1
   Deduct: Share-based compensation arising from share option awards determined under
     fair value based method for all awards(1)                                                                 (4.2)
----------------------------------------------------------------------------------------------------------------------
   As currently reported                                                                               $      228.9
----------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
   Basic
     As previously reported (using intrinsic value
   method)                                                                                             $       0.65
     As currently reported (using fair value method)                                                   $       0.64
   Diluted
     As previously reported (using intrinsic value
   method)                                                                                             $       0.64
     As currently reported (using fair value method)                                                   $       0.62

(1)  The effect of the fair value method of accounting for share-based compensation arising from share option awards on income before income taxes and non-controlling interest and net income does not differ.
     Further, the fair value method of accounting for share-based compensation arising from share option awards does not affect cash flows from operating activities nor does it affect cash flows from financing activities.


     To reflect the fair value of option awards granted subsequent to 1994, and vesting prior to 2006, certain components of shareholders equity, reflecting the application of U.S. GAAP, as at December 31, 2005, have been restated as follows:


                                                                        Shareholders' Equity
                                      ------------------------------------------------------------------------------------------
                                                                                           Accumulated
                                                                  Options      Retained      other
                                         Common     Non-Voting      and        earnings   comprehensive Contributed
 (millions)                              Shares       Shares      warrants     (deficit)     income       surplus       Total
--------------------------------------------------------------------------------------------------------------------------------
 Cumulative transition adjustment
  for share-based compensation
  arising from share options
  granted in fiscal years ending
  December 31:
    2002 and 2003 (total Canadian
    GAAP transitional amounts)        $      --     $    0.4     $     --     $  (25.1)    $      --    $    24.7    $      --
  2004 and 2005                              --         25.7           --        (33.3)           --          7.6           --
--------------------------------------------------------------------------------------------------------------------------------
 Total Canadian GAAP amounts                 --         26.1           --        (58.4)           --         32.3           --
  recognized as at December 31, 2005
 Cumulative transition adjustment
  for share-based compensation (and
  associated effects) arising from
  share options granted in fiscal
  years ending December 31, 1995
  through 2001, inclusive(1)                7.4         50.3           --       (137.2)           --         79.5           --
--------------------------------------------------------------------------------------------------------------------------------
 Total U.S. GAAP transitional               7.4         76.4           --       (195.6)           --        111.8           --
  amounts
 December 31, 2005, U.S. GAAP
  amounts, as previously reported       4,136.4      4,728.1          5.9       (589.9)       (375.6)       119.9      8,024.8
--------------------------------------------------------------------------------------------------------------------------------
 January 1, 2006, U.S. GAAP amounts   $ 4,143.8     $4,804.5     $    5.9     $ (785.5)    $  (375.6)   $   231.7    $ 8,024.8
================================================================================================================================
(1)  As share options granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.

                                 TELUS                                       28

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------

     To reflect the fair value of option awards granted subsequent to 1994, and vesting prior to 2005, certain components of shareholders' equity, reflecting the application of U.S. GAAP, as at December 31, 2004, have been restated as follows:

                                                                        Shareholders' Equity
                                      ------------------------------------------------------------------------------------------
                                                                                           Accumulated
                                                                  Options      Retained      other
                                         Common     Non-Voting      and        earnings   comprehensive Contributed
 (millions)                              Shares       Shares      warrants     (deficit)     income       surplus       Total
--------------------------------------------------------------------------------------------------------------------------------
 Cumulative transition adjustment
  for share-based compensation
  arising from share options
  granted in fiscal years ending
  December 31:
    2002 and 2003 (total Canadian
    GAAP transitional amounts)        $      --     $    0.4     $     --     $  (25.1)    $      --    $    24.7    $      --
   2004                                      --         14.7           --        (19.1)           --          4.4           --
--------------------------------------------------------------------------------------------------------------------------------
 Total Canadian GAAP amounts                 --         15.1           --        (44.2)           --         29.1           --
  recognized as at December 31, 2004
 Cumulative transition adjustment
  for share-based compensation (and
  associated effects) arising from
  share options granted in fiscal
  years ending December 31, 1995
  through 2001, inclusive(1)                3.4         10.5           --       (141.3)           --        127.4           --
--------------------------------------------------------------------------------------------------------------------------------
 Total U.S. GAAP transitional               3.4         25.6           --       (185.5)           --        156.5           --
  amounts
 December 31, 2004, U.S. GAAP
  amounts, as previously reported       4,341.0      4,700.8         27.7       (590.2)       (249.2)       119.9      8,350.0
--------------------------------------------------------------------------------------------------------------------------------
 January 1, 2005, U.S. GAAP amounts   $ 4,344.4     $4,726.4     $   27.7     $ (775.7)    $  (249.2)   $   276.4    $ 8,350.0
================================================================================================================================
(1)  As share options granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.


(c)  Operating expenses - Amortization of intangible assets
As TELUS' intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

     The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

                                                                      Accumulated
                                                      Cost           Amortization                  Net Book Value
--------------------------------------------------------------------------------------------------------------------------
As at (millions)                                                                          March 31,          December 31,
                                                                                            2006                 2005
--------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
   Subscribers - wireline                        $    1,950.0       $      305.4        $   1,644.6       $    1,692.6
   Subscribers - wireless                               250.0              250.0                 --               46.9
--------------------------------------------------------------------------------------------------------------------------
                                                      2,200.0              555.4            1,644.6            1,739.5
--------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
   Spectrum licences(1)                               1,833.3            1,833.3                 --                 --
--------------------------------------------------------------------------------------------------------------------------
                                                 $    4,033.3       $    2,388.7        $   1,644.6       $    1,739.5
==========================================================================================================================
(1)  Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

     Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at March 31, 2006, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
-------------------------------------------------------------------------------
2006 (balance of year)                                            $      187.1
2007                                                                     171.3
2008                                                                      84.1
2009                                                                      47.1
2010                                                                      46.4


                                 TELUS                                  29

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------

(d)      Goodwill
Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

     Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(e)      Financing costs
Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different from TELUS' interest expense based on underlying cost (book value). As of December 31, 2005, the amortization of this difference had been completed.

(f)      Accounting for derivatives
Under U.S. GAAP, all derivatives need to be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives which are cash flow hedges will be marked to market with adjustments reflected in comprehensive income (see (h)).

(g)      Income taxes


                                                                                                    Three months
Periods ended March 31 (millions)                                                              2006               2005
--------------------------------------------------------------------------------------------------------------------------
 Current                                                                                 $        3.0       $      (21.4)
 Deferred                                                                                       107.8               84.6
--------------------------------------------------------------------------------------------------------------------------
                                                                                         $      110.8       $       63.2
==========================================================================================================================

     The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:


Three-month periods ended March 31  ($ in millions)                   2006                                   2005
--------------------------------------------------------------------------------------------------------------------------
 Basic blended federal and provincial tax at
   statutory income tax rates                          $      106.2           34.0%           $      101.8          34.6%
 Share option award compensation                                1.5 			  	       1.3
 Tax rate differential on, and consequential
   adjustments from, reassessment of prior
    year tax issues                                            (0.3)                                 (11.3)
 Change in estimates of available deductible
   differences in prior years                                    --                                  (36.0)
 Other                                                          0.5                                    2.2
--------------------------------------------------------------------------------------------------------------------------
                                                              107.9           34.5%                   58.0          19.5%
Large corporations tax                                          2.9                                    5.2
--------------------------------------------------------------------------------------------------------------------------
 U.S. GAAP income tax expense (recovery)               $      110.8           35.4%           $       63.2          21.2%
==========================================================================================================================

(h) Additional disclosures required under U.S. GAAP - Comprehensive income U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP prior to fiscal periods beginning on or after January 1, 2007.


                                 TELUS                                       30

--------------------------------------------------------------------------------
notes to interim consolidated financial statements
--------------------------------------------------------------------------------



Three-month periods ended                            2006                                              2005
March 31 (millions)
--------------------------------------------------------------------------------------------------------------------------------
                                              Unrealized
                                              fair                                             Unrealized
                                 Cumulative   value of                            Cumulative  fair value
                                 foreign      derivative                          foreign         of
                                 currency     cash         Minimum                currency     derivative   Minimum
                                 translation  flow         pension                translation   cash flow   pension
                                 adjustment   hedges      liability    Total      adjustment     hedges     liability    Total
--------------------------------------------------------------------------------------------------------------------------------
Amount arising                   $    0.7    $  (35.0)   $   (2.2)   $  (36.5)     $  (3.1)   $ (165.3)   $   (0.9)   $ (169.3)
Income tax expense (recovery)          --       (11.9)       (0.8)      (12.7)          --       (56.9)       (0.2)      (57.1)
-------------------------------------------------------------------------------------------------------------------------------
Net                                   0.7       (23.1)       (1.4)      (23.8)        (3.1)     (108.4)       (0.7)     (112.2)
Accumulated other
  comprehensive income (loss),
  beginning of period                (7.3)     (200.6)     (167.7)     (375.6)        (2.2)     (121.1)     (125.9)     (249.2)
-------------------------------------------------------------------------------------------------------------------------------
Accumulated other
  comprehensive income (loss),
  end of period                  $   (6.6)   $ (223.7)   $ (169.1)   $ (399.4)     $  (5.3)   $ (229.5)   $ (126.6)   $ (361.4)
===============================================================================================================================


(i)  Recently issued accounting standards not yet implemented
As would affect the Company, there are no U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.

______________________________________________________________________________

                                 TELUS                                       31


  Forward-looking statements
    ___________________________________________________________________________

    This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

    Assumptions for 2006 guidance purposes include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including gross domestic product growth of 3.1% in Canada; increased wireline competition in both business and consumer markets; a wireless industry market penetration gain similar to the approximately five percentage point gain in 2005; up to $100 million of restructuring and workforce reduction expenses; an effective tax rate of approximately 34%; no prospective significant acquisitions or divestitures; no change in foreign ownership rules; and maintenance or improvement of investment-grade credit ratings.

    Factors that could cause actual results to differ materially include but are not limited to: competition; technology (including reliance on systems and information technology); regulatory developments (including wireless number portability and possible future changes to the regulatory environment); human resources (including possible labour disruptions); business integrations and internal reorganizations; process risks (including the conversion of legacy systems and security); financing and debt requirements (including share repurchases and debt redemptions); tax matters; health, safety and environment developments; litigation and legal matters; business continuity events (including manmade and natural threats); economic growth and fluctuations (including pension performance, funding and expenses); and other risk factors discussed herein and listed from time to time in TELUS' reports, public disclosure documents including the Annual Information Form, and other filings with securities commissions in Canada (filed on SEDAR at sedar.com) and the United States (filed on EDGAR at sec.gov).

    For further information, see Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis, and updates included in Section 10 of this first quarter interim Management's discussion and analysis.
    ___________________________________________________________________________

    Management's discussion and analysis

    May 3, 2006

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month periods ended March 31, 2006 and 2005, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.
    TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 18 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.
    TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

    Management's discussion and analysis contents
    -------------------------------------------------------------------------
    Section                    Contents
    -------------------------------------------------------------------------
    1.  Overall performance    A summary of consolidated results for the
                               first quarter 2006
    -------------------------------------------------------------------------
    2.  Core business,         Examples of TELUS' activities in support of
        vision and strategy    its six strategic imperatives
    -------------------------------------------------------------------------
    3.  Key performance        A report on the progress against TELUS' 2006
        drivers                priorities
    -------------------------------------------------------------------------
    4.  Capability to deliver  An update on TELUS' capability to deliver
        results                results
    -------------------------------------------------------------------------
    5.  Results from           A detailed discussion of operating results
        operations             for the first quarter of 2006
    -------------------------------------------------------------------------
    6.  Financial condition    A discussion of significant changes in the
                               balance sheet at March 31, 2006, as compared
                               to December 31, 2005
    -------------------------------------------------------------------------
    7.  Liquidity and capital  A discussion of cash flow, liquidity, credit
        resources              facilities, off-balance sheet arrangements
                               and other disclosures
    -------------------------------------------------------------------------
    8.  Critical accounting    A description of accounting estimates and
        estimates and          changes to accounting policies
        accounting policy
        developments
    -------------------------------------------------------------------------
    9.  Revised annual         A discussion of revisions to TELUS' annual
        guidance for 2006      guidance for 2006
    -------------------------------------------------------------------------
    10. Risks and risk         An update of risks and uncertainties facing
        management             TELUS and how it manages these risks
    -------------------------------------------------------------------------
    11. Reconciliation of      A description, calculation and reconciliation
        non-GAAP measures and of certain measures used by management definition of key operating indicators
    -------------------------------------------------------------------------


    1.   Overall performance

    1.1  Materiality for disclosures


    Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.



    1.2  Consolidated highlights

    -------------------------------------------------------------------------
    ($ in millions, except shares, per share       Quarters ended March 31
     amounts and subscribers)                    2006        2005     Change
    -------------------------------------------------------------------------
    Operating revenues                        2,080.5     1,974.7       5.4 %

    Operating income                            459.6       454.0       1.2 %

    Income before income taxes and
     non-controlling interest                   328.3       314.1       4.5 %

    Income taxes                                116.1        70.3      65.1 %

    Net income and Common Share and
      Non-Voting Share income                   210.1       242.2     (13.3)%

    Earnings per share, basic ($)                0.60        0.67     (10.4)%
    Earnings per share, diluted ($)              0.60        0.66      (9.1)%

    Cash dividends declared per share ($)       0.275        0.20      37.5 %

    Cash provided by operating activities       673.1       728.4      (7.6)%
    Cash used by investing activities           316.1       306.2       3.2 %
      Capital expenditures                      320.5       273.2      17.3 %
    Cash used by financing activities           366.7        71.4       n.m.

    Subscriber connections(1) (thousands)
     as at March 31                            10,306       9,792       5.2 %

    EBITDA(2)                                   862.7       856.2       0.8 %
    Free cash flow(3)                           640.1       566.6      13.0 %
    -------------------------------------------------------------------------
    pts- percentage points      n.m. - not meaningful

    (1) The sum of network access lines, wireless subscribers and Internet subscribers as measured at the end of the respective periods.
    (2) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    Highlights, as discussed in Section 5: Results from operations, include the following (comparing the first quarter of 2006 to the first quarter of 2005):

    - Subscriber connections increased by 514,000 in the 12 month period ended March 31, 2006, as wireless subscribers grew by 14.9% to
       4.6 million and Internet subscribers grew by 4.8% to one million, while network access lines decreased by 2.7% to 4.7 million.
    - Operating revenues increased by $105.8 million as the 17% growth in wireless revenues and 4% growth in wireline data revenues were partly offset by lower wireline voice revenues.
    - EBITDA increased by $6.5 million in the first quarter of 2006. Margins increased slightly in the wireless segment through subscriber growth and increased ARPU (average revenue per subscriber unit per month) despite increased operations expenses. A decrease in margins in the wireline segment were caused by increased competition for local services and continued long distance revenue erosion as well as a 4.0% increase in total wireline expenses. Wireline expenses increased in part due to increased use of contractors for network support and maintenance activities to help clear backlogs and free up TELUS staff to improve customer service, as reflected in improved quality-of-service metrics defined by the CRTC.
    - Operating income increased by $5.6 million for the reasons described above partly offset by a small increase in depreciation and amortization expenses.
    - Income before income taxes and non-controlling interest increased by $14.2 million due primarily to lower financing costs as a result of the early redemption of $1.578 billion of 7.50%, Series CA, Notes on December 1, 2005, partly offset by lower interest income.
    - Income taxes increased by $45.8 million due primarily to one-time tax recoveries recorded in the first quarter of 2005 leading to an unusually low effective tax rate in that period. The effective tax rates for the first quarter of 2006 and 2005 were 35.4% and 22.4%, respectively. The income tax expense in the first quarter of 2006 was primarily future income taxes.
    - Net income and earnings per share decreased primarily due to one-time tax recoveries and related interest income net of taxes recorded in first quarter of 2005 (approximately $54 million or 15 cents per share). Earnings per share for the first quarter of 2006 increased by approximately eight cents or 15%, when compared to 2005 earnings normalized to exclude the one-time tax recovery.

    Highlights, as discussed in Section 7: Liquidity and capital resources, include the following (comparing the first quarter of 2006 to the first quarter of 2005):

    - Cash provided by operating activities decreased by $55.3 million due mainly to the reduction of securitized accounts receivable by $100 million and reduced accounts payable and accrued liabilities, partly offset by greater cash tax recoveries and related interest received as well as reduced trade accounts receivable.
    - Cash used by investing activities increased primarily due to greater capital expenditures.
    - Cash used by financing activities increased by $295.3 million due mainly to increased purchases of Common Shares and Non-Voting Shares under normal course issuer bids and payment of dividends.
    - Free cash flow increased primarily due to greater cash tax recoveries and related interest received, partly offset by increased capital expenditures.

    2.   Core business, vision and strategy

    The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis and significant updates in Section 10:
Risks and risk management of this report.
    TELUS' core business, vision and strategy were detailed in its 2005 annual Management's discussion and analysis. Recent activities in support of the Company's six strategic imperatives include the following:

         Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

    In April 2006, TELUS acquired privately-owned FSC Internet Corp.
operating as Assurent Secure Technologies ("Assurent"), a Toronto-based provider of information technology security services and products. Assurent's core business includes security software, vulnerability research, and related engineering and consulting services provided to some 90 customers in Canada, the U.S., Europe and Asia. This acquisition, with annual revenues of less than $10 million, is expected to augment TELUS' existing suite of security solutions and is also consistent with the imperative of "focusing relentlessly on the growth markets of data, IP and wireless."

         Focusing relentlessly on the growth markets of data, IP and wireless

    In 2006 up to mid-April, TELUS has expanded the availability of its wireless high speed service to Fort McMurray, Mont-Tremblant and Saint-Jovite, Quebec City, and Whistler. Wireless high speed services have typical download speeds of 400 to 700 kilobits per second, based on the CMDA 1xEVDO standard, the newest third generation, or 3G, wireless data technology available. TELUS also offers a variety of wireless High Speed PCS phones and data devices, including the LG 8100, the Motorola RAZR V3c, the RIM BlackBerry 7130e, the UTStarcom Pocket PC 6700, the Kyocera Passport KPC650 and the Sierra Wireless AirCard 580. Each of these devices are backward compatible, providing customers with the ability to use them on TELUS' national 1X data network (which covers more than 90 per cent of the Canadian population) when they're outside a wireless high-speed coverage area. By uniting wireless broadband services with new portable computing and entertainment devices, TELUS is providing business clients and consumers in eleven communities and major centres across Canada with powerful mobile data solutions.
    TELUS introduced its SPARK (TM) line of mobile entertainment, information and messaging services for consumers, which includes TELUS Mobile Music (TM), TELUS Mobile TV (TM), multimedia messaging, downloadable images, ring tones, videos and games, and new Web browser features, including search tools and a broad range of new online content. TELUS' new mobile music service offers customers across Canada access to a large mobile music catalogue with selections from EMI Music, SonyBMG, Universal Music Group and Warner Music Group. This service operates on both the wireless high speed network and the 1x digital data network - the latter at speeds of up to 144 kilobits per second.
    TELUS continues its targeted launch of TELUS TV (R) service. In January 2006, TELUS announced the construction of a "head end" in B.C. to gather TV signals from dozens of satellites for transmission to customers in B.C. and Alberta. When this new facility begins to operate, it will join the existing centre in Edmonton, both servicing customers in the two provinces and providing back up capability to each other in the event of an outage. Also in January, the choice of movies available for TELUS TV video-on-demand service was expanded with the announcement of a long-term distribution agreement with Twentieth Century Fox. TELUS has now announced plans to expand from its targeted launches in Edmonton and Calgary with a trial and targeted launch in the B.C. lower mainland in the fall of 2006.

    3.   Key performance drivers

    The Company set new priorities for 2006 to advance its strategy; achieve meaningful commercial differentiation in the markets; capitalize on the technology convergence of wireless and wireline; and drive continued operating efficiency and effectiveness.

    -------------------------------------------------------------------------
           2006 corporate priorities across wireline and wireless
    -------------------------------------------------------------------------

    Advance TELUS' leadership in the consumer market through:

    - TELUS' future friendly suite of data applications for customers at home and on the move
    -  Best-in-class customer loyalty through cost-effective customer experience
    - Expanding TELUS' channel partner relationships to strengthen its distribution.
    -------------------------------------------------------------------------

    Advance TELUS' position in the business market through:

    - Innovative solutions that enhance the competitiveness of TELUS' customers and deepen their loyalty to TELUS

       In April 2006, the Company introduced the TELUS Business One(R) Bundle, which offers small and medium business customers a choice of communications tools for one price, a single point of contact for technical services and one simplified bill. TELUS Business One includes high-speed Internet, long distance service, up to $30 per month worth of powerful business tools at no extra cost, exclusive pricing on upgrades to these business tools, and optional phone and calling services. Customers also have a dedicated 24 x 7 support for their business services.

    - Increasing the Company's share in the business market by leveraging TELUS' mobile solutions such as high-speed data
    -  Improving delivery of managed solutions to small business customers.
     -------------------------------------------------------------------------

    Advance TELUS' position in the wholesale market through:

    - Strengthening the Company's North American reach through innovative IP solutions
    - Establishing creative and preferred partnerships to grow TELUS' national customer base
    - Optimizing the use of partner networks to complement TELUS' network investments.
    -------------------------------------------------------------------------

    Drive improvements in productivity and service excellence by:

    - Realizing efficiencies from the integration of wireline and wireless operations
    - Driving improvements in enterprise-wide productivity and customer service excellence to increase competitiveness
    - Capturing value from TELUS' investments in technology and innovation to streamline operations.
    -------------------------------------------------------------------------

    Strengthen the spirit of the TELUS team and brand, and develop the best talent in the global communications industry by:

    -  Continuing to leverage best practices across the Company
    - Cultivating a business ownership culture that embraces a philosophy of "our business, our customers, our team, my responsibility"
    - Capitalizing on TELUS' reputation as a progressive, high-performance Company to attract and retain the best team in Canada
    - Providing team members innovative opportunities for growth, development and employment options.
    -------------------------------------------------------------------------

    4.   Capability to deliver results

    4.1  Operational capabilities across wireline and wireless

         Integration of wireline and wireless operations

    The integration of the wireline and wireless operations continues. One of the expected benefits of integration is that TELUS will be better able to serve customers through attractive solutions that combine competitive wireline services with wireless services. To facilitate this initiative, TELUS combined its wireline, wireless and broadcasting operations into a single legal entity, TELUS Communications Company partnership on March 1, 2006. See Section 10.3 Business integration and internal reorganizations.

         Development of a new billing system in the wireline segment

    The development of a new wireline billing system continued in the first quarter of 2006, which includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contact, and information management. The expected benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. The Company plans to implement this project in phases, beginning with a launch for consumer mass market accounts currently planned for 2006. See Section 10.4 Process risks.

         Continued recognition for TELUS' wireless operational excellence

    For eight consecutive quarters, TELUS' wireless segment has attained first or second place in the survey of North American wireless operators published by N. Moore Capital. TELUS was most recently ranked second across an array of wireless operating and financial metrics for the fourth quarter of 2005.

    4.2  Liquidity and capital resources

    The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as TELUS' annual 2005 Management's discussion and analysis Section 9.3 Financing plan for 2006 and Section 10.7 Financing and debt requirements.
    At March 31, 2006, TELUS had access to undrawn credit facilities of approximately $1.5 billion. These, combined with expected cash flow from operations and availability under the accounts receivable securitization program, the Company believes it has sufficient capability to fund its requirements in 2006. The following table describes the status of TELUS' financing plan.

    -------------------------------------------------------------------------
    2006 financing plan and results
    -------------------------------------------------------------------------
    TELUS' 2006 financing plan was to use free cash flow generated by its business operations to:
    -------------------------------------------------------------------------

    - Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the Normal Course Issuer Bid ("NCIB")

       Repurchased approximately 1.8 million Common Shares and 3.3 million Non-Voting Shares for $231.6 million in the first quarter of 2006. Between December 20, 2004 and March 31, 2006, the Company repurchased approximately 28.1 million TELUS shares for $1.2 billion under two NCIB programs. See Section 7.3 Cash used by financing activities.
   --------------------------------------------------------------------------

    -  Pay dividends

       The declared dividend for the first quarter of 2006, payable on
       April 1, was 27.5 cents per share, as compared to 20 cents in the first quarter of 2005. The target dividend payout ratio guideline continues to be in the range of 45 to 55% of sustainable net earnings.
    -------------------------------------------------------------------------

    -  Retain cash-on-hand for corporate purposes

       During the first quarter of 2006, securitized accounts receivable were reduced by a net $100 million, while bank facilities were reduced by a net $71 million. At March 31, 2006, the balance of cash and short-term investments was not significant.
    -------------------------------------------------------------------------

    Other financing objectives included:
    -------------------------------------------------------------------------

    -  Maintain a minimum $1 billion in unutilized liquidity

       TELUS had available liquidity from unutilized credit facilities of approximately $1.5 billion at March 31, 2006.
    -------------------------------------------------------------------------

    - Maintain position of fully hedging foreign exchange exposure for indebtedness

       Maintained as planned at March 31, 2006.
    -------------------------------------------------------------------------

    - Give consideration to refinancing all or a portion of U.S Dollar denominated Notes due June 1, 2007 in advance of its scheduled maturity

       In contemplation of the planned refinancing of the debt maturing
       June 1, 2007, the Company had entered into forward starting interest rate swap agreements, as at March 31, 2006, that have the effect of fixing the underlying interest rate on up to $300 million of replacement debt.
    -------------------------------------------------------------------------

    - Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in the future

       Investment grade credit ratings from the four rating agencies that cover TELUS were maintained in the target range.
    -------------------------------------------------------------------------

    5.   Results from operations

    5.1  General

    The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company's Chief Executive Officer (the chief operating decision maker).

    5.2 Quarterly results summary

    -------------------------------------------------------------------------
    ($ in millions, except
    per share amounts)           2006 Q1  2005 Q4  2005 Q3  2005 Q2  2005 Q1
    -------------------------------------------------------------------------
    Segmented revenue
     (external)
      Wireline segment           1,198.6  1,209.9  1,198.6  1,216.5  1,222.2
      Wireless segment             881.9    876.8    864.2    802.0    752.5
    -------------------------------------------------------------------------
    Operating revenues
     (consolidated)              2,080.5  2,086.7  2,062.8  2,018.5  1,974.7
      Operations expense         1,201.1  1,316.8  1,221.5  1,146.1  1,109.1
      Restructuring and
       workforce reduction costs    16.7     35.5      1.6      7.4      9.4
      Depreciation                 339.2    346.2    335.6    330.9    329.9
      Amortization of intangible
       assets                       63.9     67.0     73.6     68.2     72.3
    -------------------------------------------------------------------------
    Operating income               459.6    321.2    430.5    465.9    454.0
      Other expense (income)         4.3      9.3      7.1      0.5      1.5
      Financing costs              127.0    171.7    144.8    168.2    138.4
      Income taxes                 116.1     58.8     86.9    106.0     70.3
      Non-controlling interest       2.1      2.9      1.6      1.7      1.6
    -------------------------------------------------------------------------
    Net income                     210.1     78.5    190.1    189.5    242.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Net income per weighted average
     Common Share and Non-Voting
     Share outstanding
         - basic                    0.60     0.22     0.53     0.53     0.67
         - diluted                  0.60     0.22     0.53     0.52     0.66
    Dividends declared per
     Common Share and Non-Voting
     Share outstanding             0.275    0.275     0.20     0.20     0.20
    -------------------------------------------------------------------------


    -------------------------------------------------------
    ($ in millions, except
    per share amounts)           2004 Q4  2004 Q3  2004 Q2
    -------------------------------------------------------
    Segmented revenue
     (external)
      Wireline segment           1,209.3  1,199.9  1,189.0
      Wireless segment             755.6    747.0    676.6
    -------------------------------------------------------
    Operating revenues
     (consolidated)              1,964.9  1,946.9  1,865.6
      Operations expense         1,178.5  1,112.8  1,080.1
      Restructuring and
       workforce reduction costs    19.8     16.2      0.7
      Depreciation                 338.3    327.1    320.7
      Amortization of intangible
       assets                       79.2     80.5     86.9
    -------------------------------------------------------
    Operating income               349.1    410.3    377.2
      Other expense (income)         8.7     (3.2)     2.0
      Financing costs              152.8    158.6    156.9
      Income taxes                  50.4     97.2     44.9
      Non-controlling interest       1.6      1.1      1.1
    -------------------------------------------------------
    Net income                     135.6    156.6    172.3
    -------------------------------------------------------
    -------------------------------------------------------
    Net income per weighted average
      Common Share and Non-Voting
       Share outstanding
         - basic                    0.38     0.44     0.48
         - diluted                  0.37     0.43     0.48
    Dividends declared per
     Common Share and Non-Voting
     Share outstanding              0.20     0.15     0.15
    -------------------------------------------------------

    The trend in consolidated Operating revenues reflects strong growth in wireless revenue, which arose from the combined effects of increased average revenue per subscriber unit per month ("ARPU") and a growing subscriber base. The trend also reflects growth in wireline segment data revenue, while wireline long distance and other revenues have decreased. In the first quarter of 2006, wireline local revenue decreased when compared to the same period in 2005, due to increasing competition for local services. Wireline revenues include the generally negative effect of regulatory price cap decisions.
    The trend in Operating income was affected by temporary net expenses leading up to and resulting from a labour disruption in 2005; such temporary expenses included in Operations expense were estimated to be approximately
$16 million, $65 million and $52 million, respectively for the second, third and fourth quarter of 2005. In addition, Restructuring and work force reduction charges varied significantly by quarter, depending on the progress of initiatives under way at the time. Depreciation is increasing modestly due to continued investment in shorter-life data and wireless equipment, while Amortization of intangible assets is decreasing as several software assets have been fully amortized.
    Within Financing costs, interest expenses trended lower, except for two one-time charges: a second quarter 2005 accrual of $17.5 million for settlement of a lawsuit related to a 1997 BC TEL bond redemption matter as well as a fourth quarter 2005 charge of $33.5 million to early redeem
$1.578 billion of Notes. The early redemption of Notes on December 1, 2005, contributed significantly to lower Financing costs in the first quarter of 2006. Financing costs were also net of varying interest income in each of the periods shown.
    The trend in Net income and earnings per share reflect the items noted above. In addition, Net income and earnings per share for seven of the quarters included net favourable impacts for the settlement of prior years' tax matters and consequential adjustments. The most significant income tax recoveries and related interest income net of taxes were recorded in the second quarter of 2004 (approximately $45 million or 13 cents per share) and the first quarter of 2005 (approximately $54 million or 15 cents per share).
    Historically, there is significant fourth quarter seasonality for wireless subscriber gross additions, related acquisition costs and equipment sales, and to a lesser extent, for wireline high-speed Internet subscriber gross additions.
    On May 3, 2006, the Board of Directors of TELUS declared a quarterly dividend of 27.5 cents per share on outstanding Common and Non-Voting Shares payable on July 1, 2006 to shareholders of record on the close of business on June 9, 2006.

    5.3  Consolidated results from operations

    -------------------------------------------------------------------------
    ($ in millions except EBITDA margin)         Quarters ended March 31
                                                 2006        2005     Change
    -------------------------------------------------------------------------
    Operating revenues                        2,080.5     1,974.7       5.4 %
    Operations expense                        1,201.1     1,109.1       8.3 %
    Restructuring and workforce reduction
     costs                                       16.7         9.4      77.7 %
    -------------------------------------------------------------------------
    EBITDA(1)                                   862.7       856.2       0.8 %
    Depreciation                                339.2       329.9       2.8 %
    Amortization of intangible assets            63.9        72.3     (11.6)%
    -------------------------------------------------------------------------
    Operating income                            459.6       454.0       1.2 %
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    EBITDA margin(%)(2)                          41.5        43.4   (1.9) pts

    Total employees, end of period             29,290      28,456       2.9 %
    -------------------------------------------------------------------------

    (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (2) EBITDA margin is EBITDA divided by Operating revenues.

    -------------------------------------------------------------------------

    The following discussion is for the consolidated results of TELUS. Further detail by segment is provided for Operating revenues, Operations expense, Restructuring and workforce reduction costs, EBITDA and capital expenditures in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities - capital expenditures.

         Operating revenues

    Consolidated Operating revenues increased by $105.8 million in the first quarter of 2006, when compared with the same period in 2005. Revenue and subscriber growth continued in wireless operations as well as in wireline data services including enhanced data, managed workplace and high-speed Internet services. However, wireline revenues declined overall as long distance and equipment sales revenues continued to erode, and voice local revenue showed a year-over-year decrease due to the effects of increased competition and a one-time regulatory recovery in the same period in 2005.

         Operations expense

    Consolidated operations expense increased by $92.0 million in the first quarter of 2006, when compared to the same period in 2005. The increase was primarily in the wireless segment due to higher gross subscriber additions, higher costs of acquisition ("COA") and increased subscriber retention activity as well as increased staffing to support the 15% growth in subscribers over the past twelve months. In addition, increased wireline segment expenses included network maintenance and support costs to reduce backlogs and improve quality of service indicators. For TELUS, the net expense for defined benefit pension plans did not change significantly, as favourable returns on plan assets in 2005 offset the use of a lower discount rate for 2006.

         Restructuring and workforce reduction costs

         General

    In 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations. These initiatives aimed to improve the Company's operating and capital productivity. As at March 31, 2006, no future expenses remain to be accrued or recorded under the smaller initiatives that were substantially completed in 2005, but variances from estimates currently recorded may be recorded in subsequent periods.
    On November 24, 2005, the Company announced the integration of its wireline and wireless operations, an initiative that will continue into future years and that is a component of the Company's competitive efficiency program. For the three-month period ended March 31, 2006, $3.8 million of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006.
    In the first quarter of 2006, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives are aimed to improve the Company's operating productivity and competitiveness.
    Also arising from its competitive efficiency program, the Company undertook an initiative for a departmental reorganization and reconfiguration, resulting in integration and consolidation. Approximately 600 bargaining unit employees may be affected by this initiative and were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan). Expenses under this initiative are expected to be recorded in the second quarter of 2006, as affected employees were not required to select an option until after March 31, 2006 and therefore the associated expenses were not eligible for recording during the three-month period ended March 31, 2006. Future costs will be incurred as the initiative continues.
    Restructuring and workforce reduction costs recorded in the first quarter of 2006 totaled $16.7 million, an increase from $9.4 million recorded in the same period last year. The Company's estimate of restructuring and workforce reduction costs in 2006, arising from its competitive efficiency program, which includes the office closures and contracting out and integration of wireline and wireless operations, is not currently expected to exceed
$100 million.

         Office closures and contracting out

    In connection with the collective agreement signed in the fourth quarter of 2005, an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is a component of the Company's competitive efficiency program and is aimed at improving the Company's operating and capital productivity. The approximately 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).
    As at March 31, 2006, no future expenses remain to be accrued or recorded under the letter of agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, are expected to be incurred and recorded subsequent to March 31, 2006.
    Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is a component of the Company's competitive efficiency program and is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers. The approximately 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in the voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan.).
    As at March 31, 2006, no future expenses remain to be accrued or recorded under the letter agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.

         EBITDA

    EBITDA increased by $6.5 million in the first quarter of 2006, when compared with the same period in 2005. The increase in EBITDA was due primarily to wireless segment subscriber growth and increased ARPU, partly offset by wireless operations expense growth, leading to a slight increase in the wireless EBITDA margin. Wireline segment EBITDA decreased due primarily to increased competition for local services, continued long distance revenue erosion as well as a 4.0% increase in operating expenses due in part due to increased use of contractors for network support and maintenance. The EBITDA margin decrease of 1.9 percentage points originated in the wireline segment.

         Depreciation and amortization

    Depreciation increased by $9.3 million in the first quarter of 2006, when compared with the same period in 2005. The increase was due primarily to a reduction in service lives for servers and furniture as well as increased retirements of network assets, which were partly offset by lower depreciation for high speed Internet modems that are fully depreciated. Amortization of intangible assets decreased by $8.4 million in the first quarter of 2006, when compared with the same period in 2005, as a result of several software assets becoming fully amortized.

         Operating income

    Operating income increased by $5.6 million in the first quarter of 2006, when compared with the same period in 2005, due primarily to the growth in EBITDA as described above.


         Other income statement items
    -------------------------------------------------------------------------
    Other expense, net                           Quarters ended March 31
    ($ millions)                                 2006        2005     Change
    -------------------------------------------------------------------------
                                                  4.3         1.5     186.7 %
    -------------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, charitable donations, gains and losses on disposal of property, and income
(loss) or impairments in equity or portfolio investments. The accounts receivable securitization expense was $3.2 million in first quarter of 2006, as compared to $1.0 million in the same period in 2005. The increase resulted primarily from a higher balance of proceeds from securitized accounts receivable in 2006 (see Section 7.6 Accounts receivable sale).

    -------------------------------------------------------------------------
    Financing costs                              Quarters ended March 31
    ($ millions)                                 2006        2005     Change
    -------------------------------------------------------------------------
    Interest on long-term debt, short-term
     obligations and other                      127.0       159.0     (20.1)%
    Foreign exchange losses (gains)               1.1         2.5     (56.0)%
    Interest income                              (1.1)      (23.1)     95.2 %
    -------------------------------------------------------------------------
                                                127.0       138.4      (8.2)%
    -------------------------------------------------------------------------

    Interest on long-term debt, short-term obligations and other decreased by $32.0 million in the first quarter of 2006, when compared with same period in 2005, due primarily to the lower debt levels as a result of early redemption of $1.578 billion of 7.50%, Series CA, Notes on December 1, 2005, as well as the conversion/redemption of convertible debentures in the second quarter of 2005. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt (the sum of Long-term Debt, Current maturities and the deferred hedging liability) was $5,732 million at March 31, 2006, a 22% reduction when compared with $7,375 million on March 31, 2005.
    Interest income decreased by $22.0 million in the first quarter of 2006, when compared with the same period in 2005. The decrease was due primarily to one-time interest on tax refunds of $15.6 million recorded in the first quarter of 2005. Interest income earned primarily from cash and temporary investments decreased to $1.1 million in the first quarter of 2006 from $7.5 million in the same period in 2005, as available cash balances were used for debt redemption.

    -------------------------------------------------------------------------
    Income taxes                                 Quarters ended March 31
    ($ millions, except tax rates)               2006        2005     Change
    -------------------------------------------------------------------------
    Blended federal and provincial
     statutory income tax based on
     net income before tax                      111.5       108.7       2.6 %
    Changes in estimates of available
     deductible differences in prior years          -       (36.0)    100.0 %
    Tax rate differential on, and
     consequential adjustments from, the
     reassessment of prior year tax issues       (0.3)      (11.3)     97.3 %
    Large corporations tax and other              4.9         8.9     (44.9)%
    -------------------------------------------------------------------------
                                                116.1        70.3      65.1 %
    -------------------------------------------------------------------------
    Blended federal and provincial statutory
     tax rates (%)                               34.0        34.6   (0.6) pts
    Effective tax rates (%)                      35.4        22.4   13.0  pts
    -------------------------------------------------------------------------

    The increase in the blended federal and provincial statutory income tax expense was due mainly to the 4.5% increase in income before taxes in the first quarter of 2006, when compared with the same period in 2005. The blended federal and provincial tax rate decreased due to a reduction to general corporate income tax rates on income taxed in B.C, effective July 1, 2005, partly offset by an increase to general corporate income tax rates in Quebec beginning January 1, 2006. Reductions in tax in 2005 included changes in estimates of available deductible differences in prior years and a tax rate differential and consequential adjustments from the favourable reassessment of prior years' tax issues. During the first quarter of 2006, the Government of Alberta announced legislation to reduce the general corporate income tax rate from 11.5% to 10% for income taxed in Alberta effective April 1, 2006. As the legislation was not substantively enacted until April 2006, no adjustments were recorded in the first quarter of 2006; however, management expects to record a tax recovery of approximately $13 million for the revaluation of future income tax liabilities in the second quarter of 2006. Management also expects the effective income tax rate to be approximately 34% for the full year of 2006. See Forward-looking statements at the beginning of Management's discussion and analysis.
    Based on the assumption of the continuation of the rate of TELUS earnings, the legal entity structure, and no substantive changes to tax regulations, the Company expects to be able to fully utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Current income taxes recorded in 2007 for income not sheltered by remaining tax losses are not expected to become payable until 2008.

    -------------------------------------------------------------------------
    Non-controlling interest                     Quarters ended March 31
    ($ millions)                                 2006        2005     Change
    -------------------------------------------------------------------------
                                                  2.1         1.6      31.3 %
    -------------------------------------------------------------------------

    Non-controlling interest represents minority shareholders' interests in several small subsidiaries.


    5.4  Wireline segment results

    -------------------------------------------------------------------------
    Operating revenues - wireline segment        Quarters ended March 31
    ($ millions)                                 2006        2005     Change
    -------------------------------------------------------------------------
    Voice local                                 535.6       552.8      (3.1)%
    Voice long distance                         207.8       226.4      (8.2)%
    Data                                        393.6       377.6       4.2 %
    Other                                        61.6        65.4      (5.8)%
    -------------------------------------------------------------------------
    External operating revenue                1,198.6     1,222.4      (1.9)%
    Intersegment revenue                         23.5        22.6       4.0 %
    -------------------------------------------------------------------------
    Total operating revenue                   1,222.1     1,244.8      (1.8)%
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Key operating indicators -
     wireline segment
                                                         At March 31
    (000s)                                       2006        2005     Change
                                             --------------------------------

    Residential network access lines            2,900       3,024      (4.1)%
    Business network access lines               1,763       1,769      (0.3)%
                                             ---------  ----------  ---------
    Total network access lines(1)               4,663       4,793      (2.7)%

    High-speed Internet subscribers             801.7       711.9      12.6 %
    Dial-up Internet subscribers                227.8       270.4     (15.8)%
                                             ---------  ----------  ---------
    Total Internet subscribers(2)             1,029.5       982.3       4.8 %

                                                 Quarters ended March 31
    (000s)                                       2006        2005     Change
                                             --------------------------------
    Change in residential network
     access lines                                 (28)        (14)   (100.0)%
    Change in business network access lines        -           (1)      n.m.
                                             ---------  ----------  ---------
    Change in total network access lines(1)       (28)        (15)    (86.7)%

    High-speed Internet net additions            38.6        22.2      73.9 %
    Dial-up Internet net reductions              (8.3)      (11.2)     25.9 %
                                             ---------  ----------  ---------
    Total Internet subscriber net additions      30.3        11.0     175.5 %
    -------------------------------------------------------------------------

    (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems. Consistent with the presentation for 2006, network access lines for 2005, and for the end of 2004, include a reclassification of approximately 9,000 between residential and business; no change was recorded in total access lines.
    (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

    -------------------------------------------------------------------------

    Wireline revenues decreased by $22.7 million in the first quarter of 2006, when compared with the same period in 2005, as the growth in data revenues was more than offset by increased competition for local services, a one-time regulatory recovery in local revenues in the prior year period, continued erosion of long distance revenues and lower voice equipment sales.

    - Voice local revenue decreased by $17.2 million in the first quarter of 2006, when compared with the same period in 2005 due primarily to lower regulatory recoveries and residential access line losses due to increased competition. Regulatory recoveries drawn from the price cap deferral account to offset mandated additional discounts for competitive digital network services (in basic data services), pursuant to CRTC Decision 2005-6, were approximately $11 million in the first quarter of 2006, as compared to approximately $18 million in the first quarter of 2005 - the amount in 2005 included a one-time adjustment for prior years. Another regulatory recovery affecting the first quarter of 2005 was a one-time positive $6.4 million recorded pursuant to CRTC Decision 2005-4 (pertaining to subsidy requirements for high cost serving areas in TELUS Quebec ILEC territory for 2003 to
       2005).

       Residential line losses include the effect of increased competition from resellers, VoIP competitors including cable-TV companies, technological substitution to wireless services, and lower numbers of second lines resulting from migration of dial-up Internet subscribers to high-speed Internet. In 2006, cable telephony is offered in more communities in TELUS' incumbent regions including Edmonton, Fort McMurray, Rimouski, Victoria, and Vancouver and adjacent communities, compared with only Calgary in the first quarter of 2005. Total business lines did not change significantly during the first quarter of 2006 and the first quarter of 2005 as growth in non-incumbent regions offset competitive losses and migration to more efficient ISDN (integrated services digital network) services in incumbent local exchange carrier ("ILEC") regions.

    - Voice long distance revenues decreased by $18.6 million in the first quarter of 2006, when compared with the same period in 2005, due primarily to lower prices and lower ILEC volumes, which is consistent with industry wide trends of strong price competition and technological substitution (Internet and wireless). The 8.2% rate of decrease in long distance revenue exceeded the 1.4% rate of erosion from the same period in 2005, and is more consistent with the 7.7% rate of erosion observed in the fourth quarter of 2005.

    - Wireline segment data revenues increased by $16.0 million in the first quarter of 2006, when compared with the same period in 2005. This growth was primarily due to: (i) increased Internet, enhanced data and hosting service revenues as a result of traction from new business contracts and continued growth in high-speed Internet subscribers partly offset by a lower average price; (ii) increased managed data revenues from the provision of business process outsourcing services to customers and one and one-half months additional call centre revenues from Ambergris (acquired in mid-February 2005); and (iii) lower discounts for competitive digital network services. Partially offsetting this growth were lower data equipment sales in the first quarter of 2006 as well as continued migration of basic data services to more efficient enhanced data services

       The improvement in high-speed Internet subscriber net additions in the first quarter of 2006 was due to successful marketing, including promotions that were not available in the prior year, resulting in increased gross additions, enhanced by lower deactivations of existing customers.

    - Other revenue decreased by $3.8 million in the first quarter of 2006, when compared with the same period in 2005, due mainly to lower voice equipment sales.

    - Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

    Total external operating revenue included non-ILEC revenues of $164.1 million in the first quarter of 2006, an increase of $4.6 million or 2.9% when compared with same period in 2005. Non-ILEC voice long distance revenues increased by approximately 13% over the same period last year mainly as a result of increased volumes, partly offset by lower average rates. Growth in revenues was partly offset by re-pricing of renewal contracts and competitive pricing affecting new contracts, as well as lower equipment sales.

    -------------------------------------------------------------------------
    Operating expenses - wireline segment        Quarters ended March 31
    ($ millions, except employees)               2006        2005     Change
    -------------------------------------------------------------------------
    Salaries, benefits and
      other employee-related costs              413.2       414.1      (0.2)%
    Other operations expenses                   327.2       302.5       8.2 %
    -------------------------------------------------------------------------
    Operations expense                          740.4       716.6       3.3 %
    Restructuring and workforce reduction costs  14.9         9.4      58.5 %
    -------------------------------------------------------------------------
    Total operating expenses                    755.3       726.0       4.0 %
    -------------------------------------------------------------------------
    Total employees, end of period             22,384      22,172       1.0 %
    -------------------------------------------------------------------------

    Total operating expenses increased by $29.3 million in first quarter of 2006, when compared with the same period in 2005. Growth in operations expenses was a result of increased use of contractors for network support and maintenance activities and computer system development, facilitating clearance of backlogs and freeing up TELUS staff to improve customer service, as reflected in improved quality-of-service metrics defined by the CRTC. The 212 increase in total employees included approximately 520 at TELUS' international call centre operations, and approximately 90 at TELUS Sourcing Solutions to support the provision of additional human resource outsourcing services to customers, while staffing elsewhere decreased by 398.

    - Salaries, benefits and employee-related expenses were relatively unchanged in the first quarter of 2006, when compared with the same period in 2005. Employee-related expenses increased by approximately $4 million due to increased overtime and travel as well as training required for new hires, employee back-to-work sessions and TELUS TV initiatives. This increase was generally offset by a reduction in other salaries and benefits.

    - Other operations expenses increased by $24.7 million in the first quarter of 2006, when compared with the same period in 2005. The increase in other expenses was mainly the result of: (i) increased contractor and consulting costs to support network maintenance and construction as well as computer system development (ii), increased facilities, transit and termination charges for higher outbound traffic volumes including increased international traffic; and (iii) increased consumer promotions expense for high-speed Internet. These increases were partly offset by a lower cost of goods sold associated with lower voice and data equipment sales. Bad debt expenses and capitalization of labour did not change significantly from the same period one year ago.

    - Restructuring and work force reduction costs applicable to the wireline segment increased by $5.5 million.

    Included in the total wireline segment operations expenses are non-ILEC operations expenses of $158.8 million in the first quarter of 2006, an increase of $7.2 million or 4.7%, when compared with the same period in 2005. Expense increases included higher facilities, transit and termination costs from increased traffic volumes, increased contract and consulting expenses, as well as higher salaries, benefits and employee-related costs, party offset by a lower cost of sales related to lower equipment sales revenue.

    -------------------------------------------------------------------------
    EBITDA and EBITDA margin -
    wireline segment                             Quarters ended March 31
                                                 2006        2005     Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)                         466.8       518.8     (10.0)%
    EBITDA margin (%)                            38.2        41.7   (3.5) pts
    -------------------------------------------------------------------------

    EBITDA decreased by $52.0 million in the first quarter of 2006, when compared with the same period in 2005. The primary causes were lower revenues from increased competition for local services and continued long distance revenue erosion, while total wireline operating expenses increased by 4.0%. Non-ILEC EBITDA was $5.3 million in the first quarter of 2006, a decrease of $2.6 million when compared with the same period in 2005. The decrease in non-ILEC EBITDA resulted from competitive pressures on pricing combined with expense increases for higher traffic volumes as well as increased consulting costs.
    Wireline segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    5.5  Wireless segment results

    -------------------------------------------------------------------------
    Operating revenues - wireless segment        Quarters ended March 31
    ($ millions)                                 2006        2005     Change
    -------------------------------------------------------------------------
    Network revenue                             824.7       695.5      18.6 %
    Equipment revenue                            57.2        57.0       0.4 %
    -------------------------------------------------------------------------
    External operating revenue                  881.9       752.5      17.2 %
    Intersegment revenue                          5.9         5.8       1.7 %
    -------------------------------------------------------------------------
    Total operating revenue                     887.8       758.3      17.1 %
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Key operating indicators - wireless segment
    -------------------------------------------------------------------------
    (000s)                                               At March 31
                                                 2006        2005     Change
                                             --------------------------------
    Subscribers - postpaid                    3,737.2     3,315.1      12.7 %
    Subscribers - prepaid                       876.0       701.5      24.9 %
                                             ---------  ----------  ---------
    Subscribers - total(1)                    4,613.2     4,016.6      14.9 %

    Digital POPs(2) covered including
     roaming/resale (millions)(3)                30.6        30.2       1.3 %
                                             --------------------------------

                                                     Quarters ended March 31
    (000s)                                       2006         2005    Change
                                             --------------------------------
    Subscriber gross additions - postpaid       179.7        184.9     (2.8)%
    Subscriber gross additions - prepaid         95.1         68.3     39.2 %
                                             ---------  ----------  ---------
    Subscriber gross additions - total          274.8        253.2      8.5 %

    Subscriber net additions - postpaid          70.4         74.8     (5.9)%
    Subscriber net additions - prepaid           22.1          5.4    309.3 %
                                             ---------  ----------  ---------
    Subscriber net additions - total             92.5         80.2     15.3 %

    Churn, per month (%)(4)(5)                   1.33         1.45 (0.12) pts
    COA(6) per gross subscriber addition ($)(4)   429          355     20.8 %
    ARPU ($)(4)                                    60           58      3.4 %
    Average minutes of use
     per subscriber per month (MOU)               386          371      4.0 %

    EBITDA to network revenue (%)                48.0         48.5  (0.5) pts
    Retention spend to network revenue(4) (%)     6.2          5.5    0.7 pts
    EBITDA ($ millions)                         395.9        337.4     17.3 %
    EBITDA excluding COA ($ millions)(4)        513.8        427.2     20.3 %
    -------------------------------------------------------------------------
    pts - percentage points

    (1) Subscribers are measured at the end of the reporting period based on information from billing systems.
    (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (3) At March 31, 2006, TELUS' wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
    (4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
    (5) Due to a change in business policy requiring postpaid customers to provide 30 days notice prior to deactivation, a one-time deferral of approximately 4,800 deactivations. Normalized to exclude this one-time positive impact, the churn rate was 1.37% in the first quarter of 2006.
    (6) Cost of acquisition.

    -------------------------------------------------------------------------

    - Wireless segment Network revenue increased by $129.2 million over the first quarter of 2005 to $824.7 million for the first quarter of 2006, a record for TELUS. This growth was a result of the 14.9% expansion of the subscriber base combined with a $2 increase in average revenue per subscriber unit per month ("ARPU"). The ARPU growth was attributed to increased data usage as well as higher revenues related to average minutes of use per subscriber per month ("MOU").

       Data revenues increased to 6.2% of Network revenue, or $51.3 million, in the first quarter of 2006 as compared to 3.5% of Network revenues, or $24.1 million, in the first quarter of 2005. Data ARPU for the first quarter of 2006 increased to $3.71 as compared to $2.00 for the same period in 2005 - an increase of 85.5%. This growth was principally related to PDA (personal digital assistant) devices, text messaging, and mobile computing.

       At March 31, 2006, postpaid subscribers represented 81.0% of the total cumulative subscriber base, remaining relatively stable from one year earlier. Despite the commercial launch by new competitors in the prepaid market over the last year, TELUS' wireless segment continued to achieve significant growth in prepaid net subscriber additions primarily as a result of the successful Talk Away (TM) bundle offering, which was withdrawn part-way through the first quarter of 2006. The postpaid subscriber gross additions decreased slightly in the first quarter of 2006, as compared to the same period in 2005. Consequently, total subscriber net additions increased by 15.3% for the first quarter of 2006 as compared with the same period last year.

       Blended postpaid and prepaid monthly churn rates improved significantly in the first quarter of 2006 when compared with the same period in 2005. Effective February 1, 2006, wireless subscribers who voluntarily deactivate service are required to provide 30 days notice. Previously, clients were deactivated immediately upon request. As a result, a one-time deferral of approximately 4,800 deactivations contributed to the improved churn rate during the first quarter of 2006. Normalized for this impact, the churn rate would have been 1.37%. Despite this, the lower churn rate is a significant accomplishment and continues to be a primary focus. Deactivations were 182,300 for the first quarter of 2006 as compared with 173,000 for the same period last year. The churn and deactivation results reflect a continued focus on customer care including successful loyalty and retention efforts, enhanced product offerings, and superior network quality.

    - Equipment sales, rental and service revenue for the first quarter of 2006 increased mainly due to continued subscriber growth. Gross subscriber additions grew to 274,800 in the first quarter of 2006 as compared with 253,200 in the same quarter last year. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

    - Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

    -------------------------------------------------------------------------
    Operating expenses - wireless segment        Quarters ended March 31
    ($ millions, except employees)               2006        2005      Change
    -------------------------------------------------------------------------
    Equipment sales expenses                    126.2       104.6      20.7 %
    Network operating expenses                  105.9        98.4       7.6 %
    Marketing expenses                           93.8        74.3      26.2 %
    General and administration expenses         164.2       143.6      14.3 %
    -------------------------------------------------------------------------
    Operations expense                          490.1       420.9      16.4 %
    Restructuring and workforce reduction costs   1.8           -      n. m.
    -------------------------------------------------------------------------
    Total operating expenses                    491.9       420.9      16.9 %
    -------------------------------------------------------------------------
    Total employees, end of period              6,906       6,284       9.9 %
    -------------------------------------------------------------------------

    Wireless segment total operating expenses increased by $71.0 million in the first quarter of 2006, when compared with the same period in 2005, to promote and support the 14.9% growth in the subscriber base and 18.6% increase in Network revenue.

    - Expenses related to equipment sales increased by $21.6 million in the first quarter of 2006, when compared with the same period in 2005, principally due to an increase in gross subscriber activations, higher handset costs related to product mix, and increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition. Handset cost related to Retention are included in the overall retention spend amount.

    - Network operating expenses increased by $7.5 million for the first quarter of 2006, when compared with the same period in 2005, principally due to higher roaming volumes within Canada. In addition, transmission and site-related expenses increased to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage.

    - Marketing expenses in the first quarter of 2006 increased by $19.5 million primarily due to increased advertising and promotions costs, higher dealer compensation costs, and increased re-contracting activity. COA per gross subscriber addition increased by $74 to $429 for the first quarter of 2006, when compared with the same period in 2005. The increase was related to advertising and promotion spending (including the launch in the quarter of two advertising campaigns, SPARK and Broadband on the Fly (TM)) as well as higher subsidies on certain popular handsets driven by competitive activity. The lower churn and increased ARPU contributed to improved life-time revenue per subscriber even though COA per gross subscriber addition increased.

    - General and administration expenses increased by $20.6 million in the first quarter of 2006, when compared to the same quarter in 2005 due to the increase in employees to support the significant growth in the subscriber base and continued expansion in the number of Company-owned retail stores. Other expenses associated with the subscriber base and staffing level growth included higher bad debts as well as increased store and building occupancy costs related to expansion.

    - Restructuring and workforce reduction expenses were related to staff reductions associated with the integration of the wireline and wireless operations. This initiative is expected to continue during the year and is a component of the Company's competitive efficiency program.

    -------------------------------------------------------------------------
    EBITDA and EBITDA margin -
    wireless segment                             Quarters ended March 31
                                                 2006        2005     Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)                         395.9       337.4      17.3 %
    EBITDA margin (%)                            44.6        44.5     0.1 pts
    -------------------------------------------------------------------------

    Wireless segment EBITDA increased by $58.5 million in the first quarter of 2006, when compared to the same period in 2005. The increase in EBITDA was a result of the revenue growth from the 14.9% increase in the subscriber base and the $2 increase in ARPU that was only partially offset by the higher COA per gross subscriber addition and operations costs to support the growth. The EBITDA margin, when calculated as a percentage of Network revenue, was 48.0% in the first quarter of 2006, compared with 48.5% in the same period in 2005.
    Wireless segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    6.   Financial condition

    The following are the significant changes in the consolidated balance sheets between December 31, 2005 and March 31, 2006.

    -------------------------------------------------------------------------
                   March 31, Dec. 31,   Change   % Change      Explanation
    ($ millions)       2006     2005
    -------------------------------------------------------------------------
    Current Assets

      Cash and         (1.1)      8.6      (9.7)  (112.8)%  See Section 7.
       temporary                                            Liquidity and
       investments, net                                     capital resources
    -------------------------------------------------------------------------
      Accounts        610.3     610.3         -      0.0 %  Increased by
       receivable                                           $100 million for
                                                            the reduction in
                                                            proceeds from
                                                            securitized
                                                            accounts receiv-
                                                            able (see Section
                                                            7.6 Accounts
                                                            receivable sale),
                                                            offset by signi-
                                                            ficant receipts
                                                            from large custo-
                                                            mers and lower
                                                            seasonal wireless
                                                            receivables
    -------------------------------------------------------------------------
      Income and          -     103.7    (103.7)  (100.0)%  Refunds of
       other taxes                                          $122.4 million
       receivable                                           including
                                                            interest were
                                                            received in 2006;
                                                            the remaining net
                                                            taxes were recla-
                                                            ssified to cur-
                                                            rent liabilities
    -------------------------------------------------------------------------
      Inventories     151.0     138.8      12.2      8.8 %  Primarily an
                                                            increase in wire-
                                                            less handset
                                                            inventories for
                                                            the introduction
                                                            of new high-end
                                                            products
    -------------------------------------------------------------------------
      Prepaid expen-  243.2     154.7      88.5     57.2 %  Primarily prepay-
       ses and other                                        ment of annual
                                                            wireless licence
                                                            fees, federal
                                                            Canada Pension
                                                            Plan and Employ-
                                                            ment Insurance
                                                            premiums, other
                                                            licences and
                                                            insurance
    -------------------------------------------------------------------------
      Current portion  86.9     226.4    (139.5)   (61.6)%  Utilization of
       of future                                            losses and chan-
       income taxes                                         ges in non-deduc-
                                                            tible reserves
    -------------------------------------------------------------------------
    Current
     Liabilities

      Accounts     1,346.0   1,393.7     (47.7)    (3.4)%   Primarily reduced
       payable                                              payroll liabili-
       and accrued                                          ties and lower
       liabilities                                          operating & capi-
                                                            tal expenses in
                                                            the first quarter
                                                            versus the fourth
                                                            quarter, partly
                                                            offset by an
                                                            increase in
                                                            accrued interest
                                                            payable
    -------------------------------------------------------------------------
      Income and        8.7         -       8.7      n. m.  Net taxes payable
       other taxes                                          over the next
       payable                                              12 months
    -------------------------------------------------------------------------
      Restructuring    41.5      57.1     (15.6)   (27.3)%  Payments under
       and workforce                                        previous programs
       reduction                                            exceeded new
       accounts payable                                     obligations
       and accrued
       liabilities
    -------------------------------------------------------------------------
      Advance         575.4     571.8       3.6      0.6 %  Primarily an
       billings and                                         increase in price
       customer                                             cap deferred
       deposits                                             revenues
    -------------------------------------------------------------------------
      Current          75.5       5.0      70.5      n. m.  Includes
       maturities of                                        $70.0 million of
       long-term debt                                       7.1%TCI medium-
                                                            term Notes,
                                                            maturing in
                                                            February 2007.
    -------------------------------------------------------------------------
    Working          (956.8)   (785.1)   (171.7)   (21.9)%  Includes a reduc-
     capital(1)                                             tion of the cur-
                                                            rent portion of
                                                            future income
                                                            taxes receivable
    -------------------------------------------------------------------------
    Capital        10,859.2  10,941.5     (82.3)    (0.8)%  See Sections 5.3
     Assets, Net                                            Consolidated re-
                                                            sults from opera-
                                                            tions - Deprecia-
                                                            tion and amorti-
                                                            zation and 7.2
                                                            Cash used by
                                                            investing activi-
                                                            ties - capital
                                                            expenditures
    -------------------------------------------------------------------------
    Other Assets

      Deferred        884.3     850.2      34.1      4.0 %  Primarily pension
       charges                                              plan contribu-
                                                            tions in excess
                                                            of charges to
                                                            income
    -------------------------------------------------------------------------
      Investments      27.9      31.2      (3.3)   (10.6)%  Divestiture of
                                                            certain portfolio
                                                            investments, net
                                                            of new invest-
                                                            ments
    -------------------------------------------------------------------------
      Goodwill      3,155.0   3,156.9      (1.9)    (0.1)%  A small divesti-
                                                            ture by TELUS
                                                            International
    -------------------------------------------------------------------------

    Long-Term Debt  4,513.4   4,639.9    (126.5)    (2.7)%  Reclassification
                                                            to current matur-
                                                            ities of
                                                            $70.5 million and
                                                            repayment of
                                                            $71 million of
                                                            drawn against
                                                            TELUS'
                                                            three-year credit
                                                            facility. The
                                                            Canadian dollar
                                                            value of U.S.
                                                            dollar Notes inc-
                                                            reased by approxi-
                                                            mately $15 mil-
                                                            lion due to a
                                                            slight decline in
                                                            the Canadian
                                                            dollar.
    -------------------------------------------------------------------------
    Other Long-     1,636.9   1,635.3       1.6      0.1 %  Includes small
     Term                                                   increases in a
     Liabilities                                            number of de-
                                                            ferred liabili-
                                                            ties, partly off-
                                                            set by a $15 mil-
                                                            lion decrease in
                                                            the deferred hed-
                                                            ging liability
                                                            for U.S. Dollar
                                                            Notes.
    -------------------------------------------------------------------------
    Future Income     997.3   1,023.9     (26.6)    (2.6)%  Decrease in temp-
     Taxes                                                  orary differences
                                                            for long-term
                                                            assets and liabi-
                                                            lities.
    -------------------------------------------------------------------------
    Non-Controlling    27.7      25.6       2.1      8.2 %  The increase
     Interest                                               arose from
                                                            minority
                                                            partners' share
                                                            of several small
                                                            subsidiaries
    -------------------------------------------------------------------------
    Shareholders'
     Equity
    -------------------------------------------------------------------------
      Common equity 6,794.3   6,870.0     (75.7)    (1.1)%  Reduced during
                                                            the first quarter
                                                            of 2006 primarily
                                                            by:

                                                            - Normal Course
                                                              Issuer Bid ex-
                                                              penditures of
                                                              $231.6 million;
                                                              and
                                                            - Dividends of
                                                              $95.9 million;

                                                            partly offset by
                                                            increases from:

                                                            - Net income of
                                                              $210.1 million;
                                                              and
                                                            - An increase of
                                                              $36.1 million
                                                              in Common Share
                                                              and Non-Voting
                                                              Share capital
                                                              for the exer-
                                                              cise of
                                                              options.
    -------------------------------------------------------------------------

   (1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

    -------------------------------------------------------------------------

    7.   Liquidity and capital resources

    7.1  Cash provided by operating activities

    -------------------------------------------------------------------------
    ($ millions)                                 Quarters ended March 31
                                                 2006        2005     Change
    -------------------------------------------------------------------------
                                                673.1       728.4      (7.6)%
    -------------------------------------------------------------------------

    Cash provided by operating activities decreased by $55.3 million in the first quarter of 2006, when compared with the same period in 2005. The use of $100 million to reduce proceeds from securitized accounts receivable during the first quarter of 2006, was offset by a significant reduction in trade accounts receivable in the same period.
    The decrease in cash provided by operating activities was caused by the significant reductions in trade accounts payable of approximately $80 million and accrued payroll liabilities of approximately $70 million in the first quarter of 2006, as well as the $12.2 million increase in inventories in the first quarter of 2006 compared to a reduction of $22.3 million in inventories in the prior year period. Partly offsetting this were: (i) the $96.8 million increase in income tax recoveries received net of installment payments; (ii) the $16.2 million increase in interest received, primarily due to one-time interest on tax refunds received in the first quarter of 2006; and (iii) the $6.9 million reduction in employer contributions to employee defined benefit plans due to net acceleration of funding in the first quarter of 2005.

    7.2  Cash used by investing activities

    -------------------------------------------------------------------------
    ($ millions)                                 Quarters ended March 31
                                                 2006        2005     Change
    -------------------------------------------------------------------------
                                                316.1       306.2       3.2 %
    -------------------------------------------------------------------------

    Cash used by investing activities increased by $9.9 million in first quarter of 2006, when compared with the same period in 2005. The increase was primarily due to greater capital expenditures, partly offset by increased proceeds for sale of properties and other assets as well as the use of $27.5 million for an acquisition in the same period in 2005. Assets under construction increased to $628.6 million at March 31, 2006, compared with $516.4 million at December 31, 2005, due to capitalized costs related to development of a new billing system in the wireline segment as well as in-progress costs for new service development and network enhancement.

    -------------------------------------------------------------------------
    Capital expenditures by segment
    ($ in millions,                              Quarters ended March 31
    except capital expenditure intensity)        2006         2005    Change
    -------------------------------------------------------------------------
    Wireline segment                            259.0       213.6      21.3 %
    Wireless segment                             61.5        59.6       3.2 %
    -------------------------------------------------------------------------

    TELUS consolidated                          320.5       273.2      17.3 %
    -------------------------------------------------------------------------

    Capital expenditure intensity (1) (%)        15.4        13.8     1.6 pts
    -------------------------------------------------------------------------

    (1) Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

    -------------------------------------------------------------------------

    - Wireline segment capital expenditures increased by $45.4 million in the first quarter of 2006, when compared to the same period in 2005. ILEC capital expenditures increased by approximately $40 million to $232 million with the increased spending primarily for network access growth, broadband build and service development, as well as catch-up on activities deferred in 2005 due to the work stoppage. Wireline non-ILEC capital expenditures increased by approximately $5 million to $27 million in the first quarter of 2006, when compared with the same period in 2005 to support the roll-out of new services.

       The wireline segment capital expenditure intensity ratio was 21.2% in the first quarter of 2006, compared with 17.2% in the first quarter of 2005. Cash flow (EBITDA less capital expenditures) decreased by 31.9% to $207.8 million due lower EBITDA and increased capital expenditures.

    - Wireless segment capital expenditures increased by $1.9 million in the first quarter of 2006. Capital expenditure intensity for the wireless segment was a seasonally low 6.9% in the first quarter of 2006, as compared with 7.9% in the same period last year. Wireless cash flow (EBITDA less capital expenditures) in the first quarter of 2006 increased to a record $334.4 million for TELUS, representing an increase of 20.4% over the first quarter of 2005.

    TELUS' EBITDA less capital expenditures (see Section 11.1 EBITDA for the calculation) decreased by 7.0% to $542.2 million, when compared with the same period in 2005. The decrease resulted primarily from higher wireline capital expenditures.

    7.3  Cash used by financing activities

    -------------------------------------------------------------------------
    ($ millions)                                   Quarters ended March 31
                                                 2006        2005     Change
    -------------------------------------------------------------------------
                                                366.7        71.4       n. m.
    -------------------------------------------------------------------------

    Cash used by financing activities increased by $295.3 million in the first quarter of 2006, when compared with the same period in 2005, primarily due to larger purchases of shares under NCIB programs and cash dividends paid to shareholders. Financing activities included:

    -  Proceeds from Common Shares and Non-Voting Shares issued were
       $33.2 million in the first quarter of 2006, a decrease of $54.7 million when compared with the same period in 2005. The decrease was mainly due to the exercise of a smaller number of options in 2006.

    - Cash dividends paid to shareholders were $95.9 million in the first quarter of 2006, representing funds remitted on March 31, 2006 for the dividend payable on April 1, 2006. In 2005, dividends payable on April 1, 2005 were remitted on April 1 and recorded as paid in the second quarter of 2005.

    - The Company's current NCIB program came into effect on December 20, 2005 and is set to expire on December 19, 2006. In the first quarter of 2006, approximately 1.8 million TELUS Common shares and 3.3 million TELUS Non-Voting Shares were purchased for cancellation for a total of $231.6 million. The following table outlines the shares repurchased and costs under the second NCIB program for 2006 and cumulatively.


    Second normal course issuer bid program
    -------------------------------------------------------------------------
                         Purchased for cancellation
                                                                     Percen-
                    -----------------------------------   Maximum    tage of
                     In 2005 Q4                          permitted   maximum
                       (from                                for       repur-
    Shares            Dec. 20)  In 2006 Q1  Cumulative   repurchase   chased
    -------------------------------------------------------------------------
    Common Shares     634,469    1,783,300   2,417,769   12,000,000    20.1 %
    Non-Voting
     Shares           607,700    3,334,500   3,942,200   12,000,000    32.9 %
    -------------------------------------------------------------------------
    Total           1,242,169    5,117,800   6,359,969   24,000,000    26.5 %
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                             Cost of repurchase
                     ----------------------------------
                     In 2005 Q4
                       (from
    $ millions        Dec. 20)  In 2006 Q1  Cumulative
    ---------------------------------------------------
    Reduction of:
      Share capital      20.9         93.3       114.2
      Retained earnings  36.6        138.3       174.9
    ---------------------------------------------------
    Total                57.5        231.6       289.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    In comparison, during the first quarter of 2005 under the previous NCIB program, the Company purchased approximately 2.1 million Common Shares and approximately 2.0 million Non-Voting Shares for total consideration of $158.3 million. The total repurchases under both NCIB programs, for the period of December 20, 2004 to March 31, 2006, were approximately 12.7 million Common Shares and 15.4 million Non-Voting Shares for total consideration of approximately $1.2 billion.

    7.4  Liquidity and capital resource measures

    -------------------------------------------------------------------------
    As at, or 12-month periods,
    ended March 31                               2006        2005     Change
    -------------------------------------------------------------------------

    Components of debt and coverage
    -------------------------------
     ratios(1)
     ---------
    Net debt ($ millions)                     5,732.7     6,127.6     (394.9)
    Total capitalization - book value
     ($ millions)                            12,554.7    13,271.7     (717.0)

    EBITDA excluding restructuring
     ($ millions)                             3,363.0     3,271.6       91.4
    Net interest cost ($ millions)              611.7       606.7        5.0

    Debt ratios
    -----------
    Fixed-rate debt as a proportion of
     total indebtedness (%)                      98.8        93.2        5.6
    Average term to maturity of debt (years)      5.2         5.1        0.1

    Net debt to total capitalization (%)(1)      45.7        46.2  (0.5) pts
    Net debt to EBITDA(1)                         1.7         1.9  (0.2) pts

    Coverage ratios(1)
    ------------------
    Interest coverage on long-term debt           2.6         2.5    0.1 pts
    EBITDA interest coverage                      5.5         5.4    0.1 pts

    Other measures
    --------------
    Free cash flow ($ millions) -
     12-month trailing(2)                     1,539.0     1,420.6      118.4
    Dividend payout ratio (%)(1)                   59          41     18 pts
    -------------------------------------------------------------------------

    (1) See Section 11.4 Definition of liquidity and capital resource measures.
    (2) See Section 11.2 Free cash flow for the definition.

    -------------------------------------------------------------------------

    Net debt measured at March 31, 2006 decreased when compared to one-year earlier due to early redemption of $1.578 billion of Notes on December 1, 2005 and the conversion and redemption of $142 million of convertible debentures in the second quarter of 2005, partly offset by the use of cash and temporary investments (cash is netted against debt for the purposes of this calculation). The proportion of fixed-rate debt increased when TELUS terminated swap agreements concurrent with the early redemption of Notes in December 2005. Total capitalization also decreased for these reasons as well as a decrease in common equity due primarily to share repurchases under NCIB programs. The net debt to EBITDA ratio measured at March 31, 2006 improved as a result of debt reduction and an increase in 12-month trailing EBITDA excluding restructuring.
    Interest coverage on long-term debt improved because of increased income before interest and taxes. The EBITDA interest coverage ratio improved as a result of higher EBITDA (excluding restructuring), while net interest was not significantly changed. The free cash flow measure for the twelve month period ending March 31, 2006 increased when compared with the measure one year earlier, primarily because of improved EBITDA, increased cash tax recoveries and interest received, partly offset by higher capital expenditures. The dividend payout ratio for the twelve months ending March 31, 2006 exceeded the target guideline of 45 to 55% for reported net earnings as a result of the temporary expenses associated with the work stoppage. When normalized to exclude the impact of the 2005 work stoppage, the dividend payout ratio measured for the twelve months ending March 31, 2006 was approximately 52%. In contrast, the dividend payout ratio for the twelve month period ending March 31, 2005 was lower than the target guideline due to significant one-time tax recoveries included in net earnings.
    Long-term guidelines for certain of TELUS' liquidity measures as defined in Section 11.4 Definition of liquidity and capital resource measures are:

    -  Net debt to total capitalization of 45 to 50%
    -  Net debt to EBITDA of 1.5:1 to 2.0:1
    -  Dividend payout ratio of 45 to 55% of sustainable net earnings.

    7.5  Credit facilities

    TELUS had available liquidity from unutilized credit facilities of approximately $1.5 billion at March 31, 2006.

    -------------------------------------------------------------------------
                                                                  Outstanding
    Credit Facilities                                               undrawn
    At March 31, 2006                                              letters of
    ($ in millions)                Expiry        Size       Drawn    credit
    -------------------------------------------------------------------------
    Five-year revolving
     facility(1)                 May 4 2010      800.0          -          -
    Three-year revolving
     facility(1)                 May 7 2008      800.0       71.0      100.6
    Other bank facilities                 -       74.0          -        6.4
    -------------------------------------------------------------------------
    Total                                 -    1,674.0       71.0      107.0
    ------------------------------------------------------------------------

(1) Canadian dollars or U.S. dollar equivalent.

    -------------------------------------------------------------------------

    TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.7:1 at March 31,
2006) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 5.5:1 at March 31, 2006) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    7.6  Accounts receivable sale

    On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service ("DBRS") or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of May 3, 2006. The balance of proceeds from securitized receivables was reduced from $500 million to $325 million on January 31, 2006, and subsequently increased to $400 million on March 31, 2006. It is necessary to retain a minimum of $150 million proceeds under this program to keep it active.

    7.7  Credit ratings

    As of May 3, 2006 TELUS and TCI investment grade credit ratings were unchanged from those reported in TELUS' annual 2005 Management's discussion and analysis in Section 7.7. On March 1, 2006, Dominion Bond Rating Service confirmed its ratings for TELUS and TCI. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining and improving investment grade credit ratings in the range of BBB+ to A- or the equivalent.

    7.8 Off-balance sheet arrangements, commitments and contingent liabilities

         Financial instruments (Note 3 of the interim consolidated financial statements)

    During the first quarter of 2006, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship.
    As at March 31, 2006, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S.
$28 million of fiscal 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the wireless segment.
    In contemplation of the planned refinancing of the debt maturing June 1, 2007, the Company had entered into forward starting interest rate swap agreements, as at March 31, 2006, that have the effect of fixing the underlying interest rate on up to $300 million of replacement debt. Hedge accounting has been applied to these forward starting interest rate swap agreements.
    The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The carrying amount and fair value of long-term debt are as follows:

                                         As at                  As at
                                     March 31 2006        December 31 2005
    -------------------------------------------------------------------------
    ($ millions)                   Carrying     Fair     Carrying     Fair
                                    amount      value     amount      value
    -------------------------------------------------------------------------
    Long-term debt
      Principal                     4,588.9    5,208.1    4,644.9    5,371.6
      Derivative financial
       instruments used to manage
       interest rate and currency
       risks associated with U.S.
       dollar denominated debt
       (Hedging item maximum
       maturity date: June 2011)    1,139.1    1,489.2    1,154.3    1,470.5
    -------------------------------------------------------------------------
                                    5,728.0    6,697.3    5,799.2    6,842.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

         Commitments and contingent liabilities

    The Company has a $41.5 million liability recorded for outstanding commitments under its restructuring programs as at March 31, 2006, most of which relates to programs initiated prior to 2006. The Company's commitments and contingent liabilities, which are summarized in Note 14 of the interim consolidated financial statements, have not changed significantly in the three-month period ended March 31, 2006, except for the following:

         Deferral accounts

    On February 16, 2006, the Canadian Radio-television and
Telecommunications Commission issued Decision CRTC 2006-9, "Disposition of funds in the deferral account". In its decision the Canadian Radio-television and Telecommunications Commission determined that the majority of the accumulated liability within the respective incumbent local exchange carrier's deferral account was to be made available for initiatives to expand broadband services within their incumbent local exchange carrier operating territories to rural and remote communities where service is currently not available. In addition, a minimum of five per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunication services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the Canadian Radio-television and Telecommunications Commission indicated that subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.

         Pay equity

    On December 16, 1994, the Telecommunications Workers Union ("TWU") filed a complaint against BC TEL, a predecessor of TELUS Communications Inc. (TCI), with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. As a term of the negotiated settlement between TCI and the TWU that resulted in the collective agreement effective November 20, 2005, the parties have agreed to settle this complaint without any admission of liability, on the basis that the Company will establish a pay equity fund of $10 million to be paid out during the term of the new five-year collective agreement; the TWU withdrew and discontinued this complaint on December 21, 2005. During the first quarter of 2006, the Canadian Human Rights Commission advised the Company that it accepted this settlement and that it would close its file on the complaint.

    7.9  Outstanding share information

    The following is a summary of the outstanding shares for each class of equity at March 31 2006 and at April 21, 2006. In addition, for April 21, 2006 the total number of outstanding and issuable shares is presented assuming full conversion of options including those shares held in reserve, but not yet issued.

    -------------------------------------------------------------------------
    Class of equity security
                                    Common     Non-Voting     Total
                                    Shares       Shares       Shares
    (millions of shares)          outstanding  outstanding  outstanding
    -------------------------------------------------------------------------
    At March 31, 2006
    Common equity - Common Shares
     outstanding                        181.9            -        181.9
    Common equity - Non-Voting
     Shares outstanding                     -        164.4        164.4
                                   -----------  -----------  -----------
                                        181.9        164.4        346.3   (1)
                                   -----------  -----------  -----------

    At April 21, 2006
    Common equity - Common Shares
     outstanding                        181.9            -        181.9
    Common equity - Non-Voting
     Shares outstanding                     -        164.5        164.5
                                   -----------  -----------  -----------
                                        181.9        164.5        346.4
                                   -----------  -----------  -----------

    Outstanding and issuable
     shares(2) at April 21, 2006
      Common Shares and Non-Voting
       Shares outstanding               181.9        164.5        346.4

      Options(3)                          1.3         20.8         22.1
                                   -----------  -----------  -----------
                                        183.2        185.3        368.5
                                   -----------  -----------  -----------
                                   -----------  -----------  -----------
    -------------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the first quarter of 2006, the number of shares was 352.9.
    (2) Assuming full conversion and ignoring exercise prices.
    (3) Not reduced by any options that may be forfeited or cancelled during the period April 1 to April 21.

    -------------------------------------------------------------------------

    8.   Critical accounting estimates and accounting policy developments

    8.1  Critical accounting estimates

    TELUS' critical accounting estimates that are described Section 8.1 of its 2005 annual Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    8.2  Accounting policy developments

    Accounting policies are consistent with those described in Note 1 of TELUS' annual 2005 consolidated financial statements. Commencing with the Company's 2006 fiscal year, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") for measurement of non-monetary transactions (CICA Handbook Section 3830). The Company's operations were not materially affected by the amended recommendations.
    Possibly commencing with the Company's 2006 fiscal year, proposed amendments to the recommendations of the CICA for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may apply to the Company. The proposed amendments are not expected to materially impact the Company. Amendments and proposed amendments commencing in the Company's 2007 fiscal year or later are described in Note 2 of the interim consolidated financial statements.

    9.   Revised annual guidance for 2006

    The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis and significant updates in Section 10:
Risks and risk management of this report.
    The Company has a practice of reaffirming or adjusting annual guidance on a quarterly basis. There is no assurance that these assumptions or the revised 2006 financial and operating targets and projections will turn out to be accurate. The annual guidance increase for high-speed Internet subscriber net additions reflects positive results for the first quarter of 2006.

    -------------------------------------------------------------------------
                         Revised guidance   Original targets        Change
                             for 2006           for 2006
    -------------------------------------------------------------------------
    Consolidated

      Revenues               no change    $8.6 to $8.7 billion     no change

      EBITDA(1)              no change    $3.5 to $3.6 billion     no change

      Earnings per share -
       basic                 no change       $2.40 to $2.60        no change

      Capital expenditures   no change    $1.5 to $1.55 billion    no change

      Free cash flow(2)      no change   $1.55 to $1.65 billion    no change
    -------------------------------------------------------------------------
    Wireline segment

      Revenue (external)     no change   $4.825 to $4.875 billion  no change

        Non-ILEC revenue     no change     $650 to $700 million    no change

      EBITDA                 no change     $1.8 to $1.85 billion   no change

        Non-ILEC EBITDA      no change      $25 to $40 million     no change

      Capital expenditures   no change     $1.05 to $1.1 billion   no change

      High-speed Internet    More than                              Approx.
       net additions          125,000        More than 100,000      25,000
    -------------------------------------------------------------------------
    Wireless segment

      Revenue (external)    no change    $3.775 to $3.825 billion  no change

      EBITDA                no change      $1.7 to $1.75 billion   no change

      Capital expenditures  no change      Approx. $450 million    no change

      Wireless subscriber
       net additions        no change        More than 550,000     no change
    -------------------------------------------------------------------------

    (1) See Section 11.1 Earnings before interest taxes depreciation and amortization (EBITDA).
    (2) See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    10.  Risks and risk management

    TELUS' approach to the management of risk has not changed significantly from that described in Section 10: Risks and risk management of the Company's 2005 annual Management's discussion and analysis. The following are significant updates to the risks described in the annual MD&A.

    10.1 Regulatory

    The outcome of any existing or future regulatory reviews, proceedings, court appeals, Federal Cabinet appeals or other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

         Price cap regulation - Disposition of funds in the deferral accounts (Telecom Decision CRTC 2006-9)

    On February 16, 2006, the CRTC issued a decision on the use of funds in the deferral account. One aspect of the Decision is that, prospectively beginning June 1, 2006, no further amounts are to be added to the deferral account. The funds that have accumulated in the deferral account over the second price cap period (2002 to 2006) will be used to expand broadband facilities (95%) and to improve access to telecommunications services persons with disabilities (5%). Any remaining balance in the deferral account will be addressed through and are to be dealt with via prospective residential local rate reductions. TELUS currently expects that the effect on wireline local revenues in 2006 will not be significant given the approval and implementation process as outlined in Telecom Decision CRTC 2006-9. The Company is in the process of consulting with provincial governments and the CRTC for qualifying projects that, if approved, would reduce or extinguish the liability in the deferral account.

         Federal review of telecommunications policy and regulatory framework

    In 2005, the federal government undertook a review of Canada's telecommunications policy and regulatory framework. The review panel released its Telecom Policy Review report of recommendations to the Minister of Industry in March 2006. Some of the key points of this 350-page report were:

    - There should be an end to the presumption that telecom services must be regulated and a shift to reliance on market forces.
    - Where regulation remains, it should be light-handed and flexible and must be justified in all circumstances.
    - There should be new policy objectives and guidelines in the Telecommunications Act that focus on competition and market forces.
    - Government should direct the CRTC to act as if the report's major recommendations are in effect, pending the necessary legislative changes.
    -  There is no recommendation for licensing a fourth wireless carrier.
    - There is no obligation on incumbents to subsidize broadband expansion. There should be a national broadband expansion plan that is publicly-funded.
    - Foreign ownership restrictions in telecommunications should be liberalized in a two-step process, with the first focusing on providers with less than 10% market share.

    TELUS is generally satisfied with the recommendations and reforms recommended in the Telecom Policy Review report and encourages the federal government to move quickly to implement the major recommendations in the report. There can be no assurance that the federal government will implement the recommendations in this report, or that the recommendations will be implemented in the near future.

         Forbearance from the regulation of retail local exchange services (Telecom Decision CRTC 2006-15)

    On April 6, 2006, the CRTC set the criteria for deregulation of local exchange telephony services, following a year-long public process. The process put into place for achieving forbearance is very complex and an individual forbearance application could take up to two years to be completed. One positive aspect of this decision is an immediate relaxation of winback restrictions. The Company believes that the April 2006 forbearance decision does not sufficiently align with the recommendations of the March 2006 Telecommunications Policy Review report.

    The key aspects of this decision were:

    Winback restrictions:

    - The current no-contact period for residential is rolled back immediately to 90 days from one year.
    - The no-contact rule is to be completely eliminated when competitors have gain 20% market share and the ILEC has met its competitor quality of service indicators in the relevant market for the previous three months.

    The forbearance test:
    - The market share loss threshold for forbearance is 25%. The test will be applied separately to local business and residential markets. In contrast, the forbearance threshold is a 5% market share loss for the cable-TV industry.
    - In urban and rural markets, the CRTC will use various areas (e.g. Census Metropolitan Areas and Economic Regions) based on Statistics Canada data to define the geographic area to which the test will be applied. The geographic areas are large, which in turn increases the effective market share loss threshold and the expected dates for qualifying for forbearance is uncertain.
    - Before forbearance is granted, ILECs must meet individual standards for each of the 14 specified competitor quality-of-service indicators, on average over a six-month period, and implement access to operational support systems, prior to an application for forbearance in the relevant market.

         Regulatory framework for mobile television broadcasting services (Broadcasting Public Notice CRTC 2006-47)

    On April 12, 2006, the CRTC ruled that mobile television broadcasting will not be regulated, as such services are delivered over the Internet and fall under the existing new media exemption order ("NMEO"). The NMEO is not subject to any conditions, leaving mobile broadcasting services entirely unregulated. The exemption order means that TELUS has the flexibility to develop its mobile TV service to meet market demands without regulatory impediments.
    In addition to the exemption order, the CRTC also initiated a proceeding to deal with mobile broadcasting that does not fall under the NMEO (Broadcasting Public Notice CRTC 2006-48). Comments on this proceeding are due on May 12, 2006.

         Implementation of wireless number portability ("WNP") - Telecom Decision CRTC 2005-72

    On December 20, 2005, the CRTC issued Decision 2005-72 and directed Bell Mobility, Rogers Wireless Inc. and the wireless division of TELUS to implement wireless number portability in British Columbia, Alberta, Ontario and Quebec where local exchange carrier-to-local exchange carrier ("LEC-to-LEC") local number portability is currently in place by March 14, 2007. In other areas and for other wireless carriers, wireless number portability (where LEC-to-LEC local number portability is currently in place) for porting-out must be implemented by March 14, 2007 and for porting-in must be implemented by September 12, 2007. There is no assurance that TELUS and the other Canadian wireless carriers will be able to implement wireless number portability in the required timeframe without incurring significant additional costs and/or ongoing administration costs. Implementation of wireless number portability may result in increased migration of network access lines to wireless services, increased wireless subscriber monthly churn or additional customer retention costs for TELUS.
    WNP, when instituted in the U.S. in 2003, did not cause a large increase in churn as was initially anticipated. In addition, TELUS believes that WNP may open up an opportunity to more effectively market into the business/enterprise market in Central Canada where TELUS has a lower market share than our wireless competitors and lack of WNP is believed to have decreased its sales effectiveness. However, there can be no assurance that this will be the case.

    10.2 Human resources

         The outcome of outstanding collective bargaining at TELUS Quebec may result in increased costs, reduced productivity or work disruptions

    In March 2006, TELUS Quebec and the Syndicat des agents de maitrise de TELUS concluded negotiations for a new collective agreement covering 523 professional and supervisory employees. The agreement was ratified by union's members and came into effect on April 1, 2006. The new agreement is a one-year contract that includes a 1.75% salary increase.
    Negotiations between TELUS Quebec and the Syndicat quebecois des employes de TELUS continue for the expired collective agreement covering approximately one thousand office, clerical and technical employees. There can be no assurance that the negotiated compensation expenses will be as planned, or that reduced productivity and work disruptions will not occur as a result of or following these negotiations.

    10.3 Business integration and internal reorganizations

    On November 24, 2005, TELUS Corporation announced the integration of the wireline and wireless operations of the business into a single operating structure. This integration incorporates TELUS' customer-facing business units, technology infrastructure, operations and shared services. There is no assurance that this integration will provide the benefits and efficiencies that are planned and/or that there will not be significant difficulties in combining the two structures, which could result in a negative impact on operating and financial results.

    10.4 Process risks

         TELUS systems and processes could negatively impact financial results and customer service - Billing/revenue assurance

    TELUS continues to develop a new billing system for the wireline segment of our business, which includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and, in itself, presents implementation risks due to the complexity of the implementation task and resource constraints. TELUS plans to implement this project in phases beginning with the implementation of consumer accounts in Alberta, currently scheduled later in 2006, and followed by implementation of consumer customer accounts in B.C. There can be no assurance that this undertaking will not negatively impact TELUS' customer service levels, competitive position and financial results. As well, significant time delays in implementing this system could negatively impact TELUS' competitive ability to quickly and effectively launch new products and services; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.
    Also, as a result of system changes, staff reduction and training requirements associated with TELUS' ongoing efficiency improvement efforts, there is potential for further impact on the operations of TELUS' internal processes involved with billing that could negatively affect TELUS' earnings.

    11. Reconciliation of non-GAAP measures and definition of key operating indicators

    11.1 Earnings before interest taxes depreciation and amortization
         (EBITDA)

    TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.
    EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    The following is a reconciliation of EBITDA with Net income and Operating income:

    -------------------------------------------------------------------------
                                                      Quarters ended March 31
    ($ millions)                                             2006       2005
    -------------------------------------------------------------------------
    Net income                                              210.1      242.2
      Other expense (income)                                  4.3        1.5
      Financing costs                                       127.0      138.4
      Income taxes                                          116.1       70.3
      Non-controlling interest                                2.1        1.6
    -------------------------------------------------------------------------
    Operating income                                        459.6      454.0
      Depreciation                                          339.2      329.9
      Amortization of intangible assets                      63.9       72.3
    -------------------------------------------------------------------------
    EBITDA                                                  862.7      856.2
    -------------------------------------------------------------------------

    In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow in its two reportable segments. EBITDA less capital expenditures is used for comparison to the reported results for other telecommunications companies and is subject to the potential comparability issues of EBITDA described above. EBITDA less capital expenditures is calculated for TELUS as follows:

    -------------------------------------------------------------------------
                                                      Quarters ended March 31
    ($ millions)                                             2006       2005
    -------------------------------------------------------------------------
    EBITDA                                                  862.7      856.2
    Capital expenditures (Capex)                           (320.5)    (273.2)
    -------------------------------------------------------------------------
    EBITDA less capital expenditures                        542.2      583.0
    -------------------------------------------------------------------------

    11.2 Free cash flow

    The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate performance of the consolidated operations. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets, and changes in certain working capital items (such as trade receivables which can be significantly distorted by securitization changes that do not reflect operating results and trade payables).
    The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

    -------------------------------------------------------------------------
                                                      Quarters ended March 31
    ($ millions)                                             2006       2005
    -------------------------------------------------------------------------
    Cash provided by operating activities                   673.1      728.4
    Cash (used) by investing activities                    (316.1)    (306.2)
    -------------------------------------------------------------------------
                                                            357.0      422.2
      Net employee defined benefit plans expense              1.6       (1.5)
      Employer contributions to employee defined
       benefit plans                                         30.5       37.4
      Other operating activities net                        (15.9)       4.6
      Reduction (increase) in securitized accounts
       receivable                                           100.0          -
      Non-cash working capital changes except changes in
       taxes, interest, and securitized accounts
       receivable, and other                                171.3       70.9
      Acquisition                                               -       27.5
      Proceeds from the sale of property and other assets    (7.4)      (0.7)
      Other investing activities                              3.0        6.2
    -------------------------------------------------------------------------
    Free cash flow                                          640.1      566.6
    -------------------------------------------------------------------------

    The following shows management's calculation of free cash flow.

    -------------------------------------------------------------------------
                                                      Quarters ended March 31
    ($ millions)                                             2006       2005
    -------------------------------------------------------------------------
    EBITDA                                                  862.7      856.2

    Restructuring and workforce reduction costs net of
     cash payments                                          (15.6)     (12.3)
    Share-based compensation                                  8.4        3.8
    Cash interest paid                                      (13.1)     (13.1)
    Cash interest received                                   22.5        6.3
    Income taxes received (paid)                             95.7       (1.1)
    Capital expenditures ("Capex")                         (320.5)    (273.2)
    -------------------------------------------------------------------------
    Free cash flow                                          640.1      566.6
    -------------------------------------------------------------------------

    11.3 Definition of key operating indicators

    These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

    Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

    Cost of acquisition ("COA") consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

    COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

    Average revenue per subscriber unit ("ARPU") is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such text messaging, mobile computing, personal digital assistance devices, browser activity and downloads.

    Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

    EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

    11.4 Definition of liquidity and capital resource measures

    The following definitions are presented in the order that they appear in
Section 7.4 Liquidity and capital resource measures.

    Net debt is a non-GAAP measure whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

    -------------------------------------------------------------------------
                                                               At March 31
    ($ millions)                                             2006       2005
    -------------------------------------------------------------------------
    Current maturities of long-term debt                     75.5        4.4
    Long-term debt                                        4,513.4    6,356.3
    -------------------------------------------------------------------------
                                                          4,588.9    6,360.7
    Deferred hedging liability                            1,142.7    1,014.2
    -------------------------------------------------------------------------
    Debt                                                  5,731.6    7,374.9
    Cash and temporary investments                            1.1   (1,247.3)
    -------------------------------------------------------------------------
    Net debt                                              5,732.7    6,127.6
    -------------------------------------------------------------------------

    The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations in respect of the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

    Total capitalization is defined as Net debt plus Non-controlling interest and Shareholders' equity.

    Net debt to total capitalization provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

    EBITDA excluding restructuring is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $61.2 million and $46.1 million respectively for the twelve month periods ended March 31, 2006 and 2005.

    Net debt to EBITDA is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' revised guideline range for Net debt to EBITDA is from 1.5:1 to 2.0:1.

    Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost.

    Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense divided by interest expense on long-term debt. Interest expense on long-term debt for the 12-month trailing period ending March 31, 2006 includes losses on redemption of long-term debt and an accrual for estimated costs to settle a lawsuit.

    EBITDA interest coverage is defined as EBITDA excluding restructuring divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

    Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis, rather than on a trailing basis, is 45 to 55% of sustainable net earnings.

    Funded debt, in general terms, is borrowed funds less cash on hand as defined in the Company's bank agreements.

_____________________________________________________________________________

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2006
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary


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